Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Fanbase Social Media, Inc.
976 Jefferson St. NW Suite I
Atlanta, GA 30318
fanbase.app

Up to $2,599,996.14 in Class B Non-Voting Common Stock at $8.61
Minimum Target Amount: $9,996.21

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Fanbase Social Media, Inc.
Address: 976 Jefferson St. NW Suite I, Atlanta, GA 30318
State of Incorporation: DE
Date Incorporated: October 01, 2019

Terms:

Equity

Offering Minimum: $9,996.21 | 1,161 shares of Class B Non-Voting Common Stock
Offering Maximum: $2,599,996.14 | 301,974 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $8.61
Minimum Investment Amount (per investor): $249.69

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares.

Amount-Based Perks:

$500+ | Bronze Tier

Early Access to new Fanbase features on the platform.

$1,000+ | Silver Tier

Early access to new Fanbase features on the platform, and 10,000 loves to use on Fanbase.

$2,500+ | Gold Tier

Early access to new Fanbase features on the platform, 15,000 loves to use on Fanbase and a Fanbase T-Shirt.

$5,000+ | Platinum Tier

Early access to new Fanbase features on the platform, 20,000 loves to use on Fanbase, a Fanbase T-Shirt and an early investor gold verified profile badge.

$10,000+ | Diamond Tier

10% bonus shares, early access to new Fanbase features on the platform, 30,000 loves to use on Fanbase, a Fanbase T-Shirt, an early investor gold verified profile badge, and access to a private dinner for Diamond level investors with Founder and Executive Team. *Transportation and lodging not included.

**All perks occur when the offering is completed.*

<u>The 10% Bonus for StartEngine Shareholders</u>

Fanbase Social Media, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $8.61 / share, you will receive 110 shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for $8.61. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

The Company and its Business

Company Overview

Fanbase is a subscription-based social network that allows users to follow creators for FREE and also subscribe to the same user for the recurring price of $3.99 a month to exclusive content they create.

Fanbase also provides the ability to "Like" and "Love" content. "Likes" are FREE engagement but when you "Love" a post you tip the content creator half a penny. Users buy "Love" in packs of 100, 500, or 1000 for .99¢, $4.99, and $9.99. Use "Love" for photos, unlocking exclusive posts one at a time or gifting while a user is broadcasting live. Everyone can create a Fanbase profile and monetize their own content. The platform takes 20% of all revenue from in-app purchases generated by users buying subscriptions and loves.

Fanbase was originally founded as Fanbase Media LLC in Georgia on April 1 2018 and converted from a Georgia LLC to a Delaware C-Corp on October 1st, 2019 as Fanbase Social Media, Inc. The CEO of Fanbase is also the current CEO and owner of two other

entities, please refer to the Directors & Officers section and Risk Factors of this offering memorandum for more details.

Competitors and Industry

In general, subscription-based services are exploding. The subscription video, music, content, and gaming market generated $21.2 Billion in 2020. With Fanbase creating a subscriber relationship directly with the users creates the opportunity to tap into all of these markets on one platform.

Dominant players in the content subscription space include:

- OnlyFans

- Patreon

Patreon earned $100 million in annualized revenue by January 2021. As of April 2021, its valuation was $4 Billion. This rapid growth is attributed to the inability of creatives to make money during the Covid-19 crisis. With no definitive end to this pandemic in sight the immediate demand for artists, creatives, and brands to earn revenue is needed.

Both Patreon and OnlyFans operate in different and niche markets. First, neither are also social networks in addition to paid subscription services and second, because OnlyFans also allows pornography on its platform which we believe limits its scalability.

In our view, Fanbase separates itself from these competitors by our design bringing content monetization, gamification, and conversation to one singular social network.

Current Stage and Roadmap

Current Stage:

Fanbase closed it's first crowd funding round in June 2021 and was founded in Atlanta, Ga. As a company, we spent the past year building authentic user discovery (AUD). AUD means we let users organically discover the application without spending marketing dollars to acquire customers. During this time, we have verified proof of concept with no outside investments raised. In addition, we have built a market-ready application that is currently available in the Apple iOS app store and the Google Play store worldwide.

Future Roadmap:

The company has grown to 14 employees with over 120,000 users with consistent additions in functionality including monetized audio chat rooms and a short form video creator called "Flickz". Looking to the future, our goal is to continue to scale our userbase and funcionality to keep up the demand for new alternatives to exisitng social media apps.

The Team

Officers and Directors

Name: Isaac Hayes III

Isaac Hayes III's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President, Secretary, Treasurer, Founder and Director
  Dates of Service: April 01, 2018 - Present
  Responsibilities: Customary Responsibilities of the President, such as leading the company in managing all aspects of the business. Isaac receives annual compensation of $1.00. Fanbase is Mr. Hayes primary role. Mr. Hayes currently is also the CEO and owner of two other businesses. He plans on taking a salary from Fanbase once a significant raise of capital is completed. He currently only commits approximately 5 hours per week to the other two entities, and he oversees all directions and decision at all companies.

Other business experience in the past three years:

- **Employer:** Isaac Hayes Enterprises
  Title: CEO
  Dates of Service: December 18, 2013 - Present
  Responsibilities: Manage the name, image, likeness, and intellectual assets of the late Isaac Hayes.

Other business experience in the past three years:

- **Employer:** Chartcontrol LLC
  Title: Owner
  Dates of Service: March 03, 2006 - Present
  Responsibilities: Songwriter/ Producer

Other business experience in the past three years:

- **Employer:** Ike Father Ike Son Music
  Title: Publisher
  Dates of Service: March 11, 2006 - Present
  Responsibilities: Songwriter/ Administrator

Name: Ramiro Canovas

Ramiro Canovas's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer
  Dates of Service: May 01, 2018 - Present
  Responsibilities: In his role as Chief Technology Officer at Fanbase, he handles all the technology layers of the platform from development to integrations to data analytics.

Other business experience in the past three years:

- **Employer:** ConsultR
  Title: Founder and CEO
  Dates of Service: January 18, 2012 - Present
  Responsibilities: Lead Digital Agency specialized in Web, Mobile & Digital Marketing. Serve as Technical Director for advanced projects. Manage a team of full stack developers and designers. Lead Digital Agency specialized in Web, Mobile & Digital Marketing. Serve as Technical Director for advanced projects. Manage a team of full stack developers and designers. Lead Digital Agency specialized in Web, Mobile & Digital Marketing. Serve as Technical Director for advanced projects. Manage a team of full stack developers and designers.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company also referred to as “we”, “us”, “our”, or “Fanbase” involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class B Common Stock in the amount of up to $1,800,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our

equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with No Voting Rights
The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have

much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Fanbase Social Media Inc. was formed on 10/01/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Fanbase Social Media Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Fanbase is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your

investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Fanbase or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Fanbase could harm our reputation and materially negatively impact our financial condition and business.

CERTAIN INVESTMENT RISK FACTORS
AN INVESTMENT IN THE COMPANY INVOLVES SIGNIFICANT RISK AND IS SUITABLE ONLY FOR PERSONS WHO ARE CAPABLE OF BEARING THE RISKS, INCLUDING THE RISK OF LOSS OF A SUBSTANTIAL PART OR ALL OF THEIR INVESTMENT. CAREFUL CONSIDERATION OF THE FOLLOWING RISK FACTORS, AS WELL AS OTHER INFORMATION IN THESE OFFERING DOCUMENTS IS ADVISABLE PRIOR TO INVESTING. PROSPECTIVE INVESTORS SHOULD READ ALL SECTIONS OF THESE OFFERING DOCUMENTS AND ARE STRONGLY URGED AND EXPECTED TO CONSULT THEIR OWN LEGAL, TAX AND FINANCIAL ADVISERS BEFORE INVESTING IN THE SHARES. THE INFORMATION IN THESE OFFERING DOCUMENTS CONTAINS BOTH HISTORICAL AND FORWARD-LOOKING STATEMENTS. PLEASE BE ADVISED THAT THE COMPANY'S ACTUAL FINANCIAL CONDITION, OPERATING RESULTS AND BUSINESS PERFORMANCE MAY DIFFER MATERIALLY FROM THAT ESTIMATED BY THE COMPANY IN FORWARD-LOOKING STATEMENTS. THE COMPANY HAS ATTEMPTED TO IDENTIFY, IN CONTEXT, CERTAIN OF THE FACTORS THAT IT CURRENTLY BELIEVES COULD CAUSE ACTUAL FUTURE RESULTS TO DIFFER FROM THE COMPANY'S CURRENT EXPECTATIONS. THE DIFFERENCES MAY BE CAUSED BY A VARIETY OF FACTORS, INCLUDING BUT NOT LIMITED TO, ADVERSE ECONOMIC CONDITIONS, COMPETITORS (INCLUDING THE ENTRY OF NEW COMPETITORS), INADEQUATE CAPITAL, UNEXPECTED COSTS, LOWER REVENUES AND NET INCOME THAN ANTICIPATED, FLUCTUATION AND VOLATILITY OF THE COMPANY'S OPERATING RESULTS AND FINANCIAL CONDITION, INABILITY TO CARRY OUT MARKETING AND SALES PLANS, LOSS OF KEY EXECUTIVES OR OTHER PERSONNEL, AND OTHER RISKS THAT MAY OR MAY NOT BE REFERRED TO IN THESE RISK FACTORS.

Our business is at an early stage of development and we may not develop products or services that can be commercialized and we have a limited operating history.
On October 1, 2019, the Company was converted from a Georgia limited liability company to a Delaware C corporation in order to attract investors and generate growth equity. The Company's predecessor entity, Fanbase Media, LLC, began development of its application in July of 2018 and subsequently launched its application on December 5, 2018. Therefore, the Company has limited operating history upon which prospective Investors may evaluate its performance. Our business

is at an early stage of development and launch of our platform. Because we have little operating history, you will have difficulty evaluating our business and future prospects and we cannot predict if or when we will achieve profitability.

As we are a development stage business, we have a limited operating history and are subject to risks of business development.
The Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of a new social media application and a corresponding base of users and paid subscribers.

Our planned business is inherently expensive, risky and may not be understood by or accepted in the marketplace, which could adversely affect our future value.
The business currently conducted by the Company is at an early stage and is financially speculative. Furthermore, the number of users who may utilize our services and platform is difficult to forecast with accuracy. Our future success is dependent on the establishment of the market for our services and platform and our ability to capture a share of this market with the services and offerings we plan to develop.

We may not be able to recruit enough users to our platform
Our business depends on attracting users to post content that will generate paid subscribers and in-app purchases. We may be unable to attract a sufficient number of users to post content that generates enough subscribers to meet our revenue goals. We may not be able to sell enough subscriptions and in-app purchases to meet our revenue goals. We may not be able to sell the subscriptions for the price that we are seeking, and in such event we may be unable to meet our capital requirements. In addition, we may not be able to command the same subscription revenue that other platforms with equal amounts of subscribers command

Our competitors may recruit users away from our platform.
While we believe our platform offers a new model for content subscription and for payment to users, we may not be able to retain such users. In the event that users migrate from the Company's platform our operations and results will be adversely affected.

We may not be able to raise sufficient capital to execute the full worldwide launch of the Android application and any potential desktop applications.
The final costs for the full worldwide launch of the Android application to our platform are substantial. We may not be able to raise sufficient capital to cover the expenses needed for an extensive international launch of an Android application to our platform and in such event the Company's operations and results may be materially and adversely affected. Additionally, we may endeavor to launch a desktop application to our platform. The costs associated with such a launch may be substantial and we may not be able to raise sufficient capital to cover expenses

associated with it, which could materially and adversely affect the Company's operating results.

Rapid growth may strain our resources.

We expect to experience significant and rapid growth in the scope and complexity of our business, which may place a significant strain on our senior management team and our financial and other resources. Such growth, if experienced, may expose us to greater costs and other risks associated with growth and expansion. We may be required to hire a broad range of additional employees, including other support personnel, among others, in order to successfully advance our operations. We may be unsuccessful in these efforts or we may be unable to project accurately the rate or timing of these increases. Our ability to manage our growth effectively will require us to continue to improve our operations, to improve our financial and management information systems, and to train, motivate, and manage our future employees. This growth may place a strain on our management and operational resources. The failure to develop and implement effective systems, or to hire and retain sufficient personnel for the performance of all of the functions necessary to effectively service and manage our business, or the failure to manage growth effectively, could have a materially adverse effect on our business, financial condition, and results of operations. In addition, difficulties in effectively managing the budgeting, forecasting, and other process control issues presented by such a rapid expansion could harm our business, financial condition, and results of operations.

Our risk management efforts may not be effective which could result in unforeseen losses.

We could incur substantial losses and our business operations could be disrupted if we are unable to effectively identify, manage, monitor, and mitigate financial risks and operational risks related to our business, assets and liabilities. Our risk management policies, procedures, and techniques, may not be sufficient to identify all of the risks to which we are exposed, mitigate the risks we have identified or identify additional risks to which we may become subject in the future.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

The timing and amount of revenues will impact our use of proceeds of this offering. Our management will have broad discretion in determining how the proceeds of the offering will be used. Our management will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations and prospects could be harmed, and the market price or value of the Class B Non-Voting Common Stock of the Company (the "Common Stock") could decline.

Prospective Investors must undertake their own due diligence.

The Subscription Agreement, including the exhibits thereto (the "Offering

Documents") include limited information regarding the Company, our current and future business and operations, our management and our financial condition. The Offering Documents are not meant to contain an exhaustive discussion regarding our Company. We cannot guarantee a prospective investor that the abbreviated nature of the Offering Documents will not omit to state a material fact which a prospective investor may believe to be an important factor in determining if an investment in the Common Stock offered hereby is appropriate for such Investor. As a result, prospective investors are required to undertake their own due diligence of the Company, our current and proposed business and operations, our management and our financial condition to verify the accuracy and completeness of the information we are providing in the Offering Documents.

Stockholders may lose their entire investment if we fail to implement our business plan.
We have no demonstrable operations record on which you can evaluate our business and prospects. Our prospects must be considered in light of the risks, uncertainties, expenses, and difficulties frequently encountered by companies in their early stages of development. These risks include, without limitation, competition, the absence of ongoing revenue streams, somewhat inexperienced management and lack of brand recognition. We cannot guarantee that we will be successful in executing our business plan. If we fail to implement and create a base of operations for our proposed business, we may be forced to cease operations, in which case stockholders may lose their entire investment.

There may be unanticipated obstacles to execution of our business plan.
Our proposed plan of operation and prospects will depend largely upon our ability to successfully establish our platform, including both the existing Apple application and the planned Android application in a timely fashion, retain and continue to hire skilled management, technical, marketing, and other personnel, and attract and retain a significant number of users. There can be no assurance that we will be able to successfully implement our business plan or develop or maintain future business relationships, or that unanticipated expenses, problems or technical difficulties which would result in material delays in implementation will not occur.

We are susceptible to adverse economic conditions.
While we intend to finance our operations and growth of our business from funding and cash flow from operations, if adverse economic conditions persist or worsen, we could experience a decrease in cash flow from operations attributable to reduced demand for our products and services and, as a result, we may need to acquire additional financing for our continued operation and growth. There can be no assurance that alternative financing on acceptable terms would be available to the Company.

We may face significant competition from other social media platforms and digital apps and our operating results will suffer if we fail to compete effectively.
Our business operates in a highly competitive market. Competition presents an ongoing threat to the success of our business. We compete with companies that

provide social, media, and communication products and services that are designed to engage users on the web, mobile devices and online generally. The main competition for Fanbase includes other similar, existing social media platforms. Many of our competitors and potential competitors have greater financial resources and other resources, including research and development, technology, programming, testing, regulatory compliance, and marketing capabilities and, as a result, our competitors may develop more competitive or affordable products or services, or achieve earlier product and service commercialization than we are able to achieve. These factors also may allow our competitors to respond more effectively than us to new or emerging technologies and changes in market conditions. We face significant competition in every aspect of our business, including from companies that facilitate communication and the sharing of content and information and companies that distribute video and other forms of media content. We compete with companies that offer products across broad platforms that replicate capabilities we provide. Some of our competitors may be domiciled in different countries and subject to political, legal, and regulatory regimes that enable them to compete more effectively than us. Those users in our target market are aware of and actively engaging with other social media similar to our platform. In the event that users increasingly engage with other social media, we may experience difficulty attracting sufficient users or a decline in use and engagement in key user demographics or more broadly, in which case our business would likely be harmed. Our competitors may develop products, features, or services that are similar to ours or that achieve greater market acceptance, may undertake more far-reaching and successful product development efforts or marketing campaigns, or may adopt more aggressive pricing policies. Some competitors may gain a competitive advantage against us in areas where we operate, including: by making acquisitions; or by integrating competing platforms, applications, or features into products they control such as mobile device operating systems, search engines, browsers, or e-commerce platforms. As a result, our competitors may acquire and engage users or generate other revenue at the expense of our own efforts, which may negatively affect our business and financial results. We believe that our ability to compete effectively depends upon many factors both within and beyond our control, including: • the popularity, usefulness, ease of use, performance, and reliability of our application compared to our competitors' applications; • the size and composition of our user base; • the engagement of users with our application and competing social media; • our safety and security efforts and our ability to protect user data and to provide them with control over their data; • our ability to distribute our application to new users; • our ability to monetize our application; • customer service and support efforts; • our ability to establish and maintain user interest in integrating their content on our platform; • changes mandated by legislation, regulatory authorities, or litigation, some of which may have a disproportionate effect on us; • acquisitions or consolidation within our industry, which may result in more formidable competitors; • our ability to attract, retain, and motivate talented employees, particularly software engineers, designers, and product managers; • our ability to cost-effectively manage and grow our operations; and • our reputation and brand strength relative to those of our competitors. If we are not able to compete effectively, the level of engagement of our base of users may not grow or may shrink, and our revenue and results of

operations may be materially and adversely affected.

We will need additional capital to fund our operations, which, if obtained, could result in substantial dilution or significant debt service obligations. We may not be able to obtain additional capital on commercially reasonable terms, which could adversely affect our liquidity and financial position.

The Company (via its predecessor entity) began development of its application in July of 2018 and launched its application on December 5, 2018, and even after this $10,000 offering, if we are able to create revenues, we will need to raise additional capital. In order to continue operating, we will need to obtain additional financing, either through borrowings, private offerings, or some type of business combination, such as a merger, or buyout, and there can be no assurance that we will be successful in such pursuits. We may be unable to acquire the additional funding necessary to continue operating. Accordingly, if we are unable to generate adequate cash from operations, and if we are unable to find sources of funding, it may be necessary for us to sell all or a portion of our assets, enter into a business combination, or reduce or eliminate operations. These possibilities, to the extent available, may be on terms that result in significant dilution to our stockholders or that result in our stockholders losing all of their investment in our Company.

The volatile credit and capital markets could have a material adverse effect on our financial condition.

Our ability to manage our future debt will be dependent on our level of positive cash flow. An economic downturn may negatively impact our cash flows. Credit and capital markets can be volatile, which could make it more difficult for us to refinance our debt or to obtain additional debt or equity financings in the future. Such constraints could increase our costs of borrowing and could restrict our access to other potential sources of future liquidity. Our failure to have sufficient liquidity to make interest and other payments required by our debt could result in a default of such debt and acceleration of our borrowings, which would have a material adverse effect on our business and financial condition.

The Common Stock constitute restricted securities and is subject to limited transferability

The Common Stock should be considered a long-term, illiquid investment. The Common Stock has not been registered under the Securities Act, and cannot be sold without registration under the Securities Act or any exemption from registration. In addition, the Common Stock is not registered under any state securities laws that would permit its transfer. Because of these restrictions and the absence of an active trading market for our securities, a stockholder will likely be unable to liquidate an investment even though other personal financial circumstances would dictate such liquidation. The Stockholder Agreement to which each investor will become a party also contains contractual restrictions that restrict, and in many cases eliminate, the ability of an investor to sell, pledge or otherwise transfer any of its Common Stock.

There is no public trading market for our Common Stock.

There is no established public trading marketing for the Common Stock and there can

be no assurance that one will ever develop. Investors may not be able to liquidate their investment or liquidate it at a price that reflects the value of the business or the cost of their investment. As a result, holders of our securities may not find purchasers for our securities should they attempt to sell securities held by them. Only accredited investors or institutions with no need for immediate short-term liquidity should purchase the Common Stock.

Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.
We rely on our computer systems and network infrastructure across our operations. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business and subject us to litigation or to actions by regulatory authorities. We are continuing to develop our information technology capabilities. If we are unable to successfully upgrade or expand our technological capabilities, we may not have the ability to take advantage of market opportunities, manage our costs and transactional data effectively, satisfy customer requirements, execute our business plan or respond to competitive pressures.

The success of our business strategy depends on our continued ability obtain and to use trademarks and service marks in order to increase brand awareness and develop our branded offerings.
If our efforts to protect our intellectual property are not adequate, or if any third-party misappropriates or infringes on our intellectual property, whether in print, on the Internet or through other media, the value of our brands may be harmed, which could have a material adverse effect on our business, including the failure of our brands and branded offerings to achieve and maintain market acceptance. There can be no assurance that all of the steps we have taken to protect our intellectual property in the United States and in foreign countries will be adequate. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent, as do the laws of the United States.

We depend on Mr. Hayes as our chief executive officer and on Mr. Cánovas as our chief technology officer, the loss of whom could materially harm our business.
We rely upon the accumulated knowledge, skills and experience of Mr. Hayes as our chief executive officer and on Mr. Cánovas as our chief technology officer. If they were to leave us or become incapacitated, we likely would suffer in our planning and execution of business strategy and operations, impacting our brand and financial results. We also do not maintain any key man life insurance or lump sum disability insurance policies for Mr. Hayes or Mr. Cánovas.

We depend on Mr. Hayes as our chief executive officer and on Mr. Cánovas as our chief technology officer for the day-to-day operations of the Company and our business,

and on ConsultR as the entity responsible for our application development.
The day-to-day operations of the Company will be the responsibility of Mr. Hayes and Mr. Cánovas. ConsultR is responsible for the current and future development of our application. There can be no assurance that they, or any successor, will be able to operate the business successfully or develop the application further, as the case may be. There can be no assurance that the management team of the business on the effective date the investment is made will remain the same or continue to be affiliated with the business throughout the period the investment is held.

If we are unable to recruit additional executives and personnel, we may not be able to execute our forecast business strategy and our growth may be hindered.
Our success largely depends on the performance of our management team and other key personnel and our ability to continue to recruit qualified senior executives and other key personnel. Competition for senior management and technology personnel is intense and there can be no assurance that we will be able to retain our personnel or attract additional qualified personnel. The loss of a member of senior management may require the remaining executive officers to divert immediate and substantial attention to fulfilling his or her duties and to seeking a replacement. We may not be able to continue to attract or retain such personnel in the future. Any inability to fill vacancies in our senior executive positions on a timely basis could impair our ability to implement our business strategy, which would harm our business and results of operations. Other than with Mr. Cánovas, our chief technology officer, we do not have employment agreements with any of our executives currently and there can be no assurance that we will be successful in retaining their services. A diminution or loss of their services could significantly harm our business, prospects, financial condition and results of operations.]

Because we will likely issue additional shares of our [capital stock], investment in the Company could be subject to substantial dilution.
. Investors' interests in the Company will be diluted and investors may suffer dilution in their net book value per share when we issue additional shares. We are authorized to issue 150,000,000 shares of Common Stock. We anticipate that all or at least some of our future funding, if any, will be in the form of equity financing from the sale of our Common Stock. If we do sell or issue more Common Stock, investors' investment in the Company will be diluted. Dilution is the difference between what you pay for your stock and the net tangible book value per share immediately after the additional shares are sold by us. If dilution occurs, any investment in the Common Stock could decline in value substantially.

Members of our Board and our executive officers will have other business interests and obligations to other entities.
None of our directors or our executive officers will be required to manage the Company as their sole and exclusive business focus and they may have other business interests and may engage in other activities in addition to those relating to the Company, provided that such activities do not compete with the business of the Company or otherwise breach their agreements with the Company. We are dependent on our directors and executive officers to successfully operate our Company. Their

other business interests and activities could divert time and attention from operating our business.

Our Articles and Bylaws contain provisions indemnifying our officers and directors against all costs, charges and expenses incurred by them.

Our Articles and Bylaws contain provisions with respect to the indemnification of our officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by them, including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which they are made parties by reason of their being or having been our directors or officers.

The projections and only management's estimates of future results based on assumptions made at the time the projections were developed.

There can be no assurance that the projected results will be obtained, and actual results may vary significantly from the projections. General economic conditions and many other factors that are not predictable can have a material adverse impact on the reliability of projections.

Legal, tax and regulatory changes could occur during the term of the Company that may adversely affect the Company or the Investor.

New and existing regulations and burdens of regulatory compliance may directly impact the business and operating results of, or otherwise have a material adverse effect on, the Company. Failure to comply with any of these laws, rules and regulations, some of which are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines, which may have material adverse effects.

Our failure to retain and add users would materially adversely affect the Company.

If we fail to retain and add users, or if users decrease their level of engagement with the Company's application, then our revenue, financial results, and business may be significantly harmed. The number of the Company's users and their level of engagement with our application are critical to our success. The Company's financial performance will be significantly determined by its success in adding, retaining, and engaging active users on the Company's application. If people do not perceive our application to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. Any number of factors could potentially negatively affect user retention, growth, and engagement, including if: • users engage with other competitive applications; • we fail to introduce new features that users find engaging and attractive or if we introduce new products or services that are not favorably received; • users have difficulty installing, updating, or otherwise accessing our products on mobile devices; • user behavior on our application changes, including decreases in the quality and frequency of content shared on our application; • we are unable to continue to develop products for mobile devices that users find engaging, that work with a variety of mobile operating systems and networks, and that achieve a high level of market acceptance; • there are decreases in user sentiment due to questions and

concerns about the quality or usefulness of our application or our data practices, or concerns related to privacy and sharing, safety, security, well-being, or other factors; • we are unable to obtain or attract engaging user content; • users adopt new technologies where our products may be displaced in favor of other social media or may not be featured or otherwise available; • there are changes mandated by legislation, regulatory authorities, or litigation that adversely affect our products or users; • there is decreased engagement with our products, or failure to accept our terms of service, as part of changes that we may implement in the future in connection with regulations, regulatory actions or otherwise; • technical or other problems prevent us from delivering our application in a rapid and reliable manner or otherwise affect the user experience, such as security breaches or failure to prevent or limit spam or similar content; • we adopt terms, policies, or procedures related to areas such as sharing, content, or user provider data that are perceived negatively by our users or the general public; • we elect to focus our product decisions on longer-term initiatives that do not prioritize near term user growth and engagement; • initiatives designed to attract and retain users and engagement are unsuccessful or discontinued, whether as a result of actions by us, third parties, or otherwise; • third-party initiatives that may enable greater use of our products, including low-cost or discounted data plans, are discontinued; • there is decreased engagement with our products as a result of taxes imposed on the use of social media or other mobile applications in certain countries, or other actions by governments that may affect the accessibility of our products in their countries; • we fail to provide adequate customer service to users, developers, or other partners; and • we, or other partners and companies in our industry, are the subject of adverse media reports or other negative publicity, including as a result of our or their data practices and appropriateness of content on our platform; If we are unable to grow the number of users and their engagement with our application, our revenue and financial results may be adversely affected. Any decrease in user retention, growth, or engagement could render our products less attractive to other users which is likely to have a material and adverse impact on our revenue, business, financial condition, and results of operations.

Our user growth, engagement, and monetization on mobile devices depend upon effective operation with mobile operating systems, networks, technologies, products, and standards that we do not control.

Our success will be heavily dependent upon content access and sharing through mobile devices. There is no guarantee that popular mobile devices will feature our products, or that mobile device users will use our platform rather than competing products. We are dependent on the interoperability of our platform with popular mobile operating systems, networks, technologies, products, and standards that we do not control, such as the iOS operating system, the Android operating system, and mobile browsers. Any changes, bugs, or technical issues in such systems, or changes in our relationships with mobile operating system partners, or in their terms of service or policies that degrade our platform's functionality, reduce or eliminate our ability to distribute content, or give preferential treatment to competitive products or platforms could adversely affect the usage of our platform and monetization on mobile devices. Additionally, in order to deliver high quality mobile products, it is important that our

platform works well with a range of mobile technologies, products, systems, networks, and standards that we do not control. We may not be successful in maintaining or developing relationships with key participants in the mobile ecosystem or in developing a platform that operates effectively with these technologies, products, systems, networks, or standards. In the event that it is more difficult for our users to access and use our platform on their mobile devices, or if our users choose not to access or use our platform on their mobile devices or use mobile products that do not offer access to our platform, our user growth and engagement could be harmed. From time to time, we may also take actions regarding the distribution of our platform or the operation of our business based on what we believe to be in our long-term best interests. Such actions may adversely affect our users and our relationships with the operators of mobile operating systems, or other business partners, and there is no assurance that these actions will result in the anticipated long-term benefits. In the event that our users are adversely affected by these actions or if our relationships with such third parties deteriorate, our user growth, engagement, and monetization could be adversely affected and our business could be harmed.

Actions by governments that restrict access to social media in their countries could substantially harm our business and financial results.

Governments of one or more countries in which we intend to operate may seek to censor content available on our platform in their country, restrict access to our platform from their country entirely, or impose other restrictions that may affect the accessibility of our platform in their country for an extended period of time or indefinitely. In addition, government authorities in other countries may seek to restrict user access to our platform if they consider us to be in violation of their laws or a threat to public safety or for other reasons. In the event that content shown on our platform is subject to censorship, access to our platform is restricted, in whole or in part, in one or more countries, or other restrictions are imposed on our platform, or our competitors are able to successfully penetrate new geographic markets or capture a greater share of existing geographic markets that we cannot access or where we face other restrictions, our ability to grow the number of our users and their engagement may be adversely affected. As a result, we may not be able to grow our revenue as anticipated, and our financial results could be adversely affected.

Security breaches and improper access to or disclosure of our data or user data, or other hacking and phishing attacks on our systems, could adversely affect our business.

Our industry is prone to cyber-attacks by third parties seeking unauthorized access to our data or users' data or to disrupt our ability to provide our platform. Our use of cloud-based services could also increase the risk of security breaches as cyber-attacks on cloud environments are increasing to almost the same level as attacks on traditional information technology systems. Any failure to prevent or mitigate security breaches and improper access to or disclosure of our data or user data, including personal information, content, or payment information from users could result in the loss or misuse of such data, which could harm our business. In addition, computer malware, viruses, social engineering (predominantly spear phishing attacks), and general hacking have become more prevalent in our industry, and may

occur on our systems in the future. We may encounter attempts to create false or undesirable user accounts, or take other actions on our platform for purposes such as spamming, spreading misinformation, or other objectionable ends. Our efforts to address undesirable activity on our platform may also increase the risk of retaliatory attacks. Such attacks may cause interruptions to the services we provide, degrade the user experience, cause users to lose confidence and trust in our platform, impair our internal systems, or result in financial harm to us. Our efforts to protect our company data or the information we receive may also be unsuccessful due to software bugs or other technical malfunctions; employee, contractor, or vendor error or malfeasance; government surveillance; or other threats that evolve. In addition, third parties may attempt to fraudulently induce employees or users to disclose information in order to gain access to our data or our users' data. Cyber-attacks continue to evolve in sophistication and volume, and inherently may be difficult to detect for long periods of time. Although we have developed systems and processes that are designed to protect our data and user data to prevent data loss, to disable undesirable accounts and activities on our platform, and to prevent or detect security breaches, we cannot assure you that such measures will provide absolute security, and we may incur significant costs in protecting against or remediating cyber-attacks. Affected users or government authorities could initiate legal or regulatory actions against us in connection with any actual or perceived security breaches or improper disclosure of data, which could cause us to incur significant expense and liability or result in orders or consent decrees forcing us to modify our business practices. Such incidents or our efforts to remediate such incidents may also result in a decline in our active user base or engagement levels. Any of these events could have a material and adverse effect on our business, reputation, or financial results.

Our financial results may fluctuate and are difficult to predict.
We have a limited operating history, which makes it difficult to forecast our future financial results. Accordingly, you should take into account the risks and uncertainties frequently encountered by early-stage companies in rapidly evolving markets. Our financial results in any given period can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including: • our ability to grow the number of our users and their engagement; • the pricing of our platform; • our ability to generate revenue from payments made by users, or other products we may introduce in the future; • changes to our platform or the development and introduction of new products or services by us or our competitors; • user behavior or changes to our platform that may reduce traffic to our platform; • increases in marketing, sales, and other operating expenses that we will incur to grow and expand our operations; • costs related to our safety, security, and content review efforts; • our ability to obtain equipment, components, and labor for our operations in a timely and cost-effective manner; • system failures or outages or government blocking, which could prevent us from operating for any period of time; • breaches of security or privacy, and the costs associated with any such breaches and remediation; • changes in the manner in which we distribute our platform or inaccessibility of our platform due to third-party actions; • fees paid to users or third parties for content; • adverse litigation judgments, settlements, or other litigation-related costs; • changes in the

legislative or regulatory environment, including with respect to privacy and data protection, or actions by governments or regulators, including fines, orders, or consent decrees; • the overall tax rate for our business; • the impact of changes in tax laws or judicial or regulatory interpretations of tax laws, which are recorded in the period such laws are enacted or interpretations are issued, and may significantly affect the effective tax rate of that period; • changes in U.S. generally accepted accounting principles; and • changes in global business or macroeconomic conditions.

Our business is subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, data protection, content, competition, consumer protection, and other matters.

Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in the number of our users or their engagement, or otherwise harm our business. We are subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business, including privacy, data protection and personal information, rights of publicity, content, intellectual property, distribution, data security, data retention and deletion, electronic contracts and other communications, competition, protection of minors, consumer protection, telecommunications, product liability, taxation, economic or other trade prohibitions or sanctions, securities law compliance, and online payment services. The introduction of new products, expansion of our activities in certain jurisdictions, or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. In addition, foreign data protection, privacy, content, competition, and other laws and regulations can impose different obligations or be more restrictive than those in the United States. These U.S. federal, state, and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices. For example, regulatory or legislative actions affecting the manner in which we display content to our users or obtain consent to various practices could adversely affect the growth in the number of users and their engagement. Such actions could affect the manner in which we provide our services or adversely affect our financial results. We are also subject to laws and regulations that dictate whether, how, and under what circumstances we can transfer, process and/or receive certain data that is critical to our operations, including data shared between countries or regions in which we operate and data shared among our products and services. If one or more of the legal bases for transferring data from Europe to the United States is invalidated, if we are unable to transfer data between and among countries and regions in which we may operate, or if we are restricted from sharing data among our products and services, it could affect the manner in which we provide our services, which could adversely affect our financial results. Proposed or new legislation and regulations could also significantly affect our business. For example,

the European General Data Protection Regulation (GDPR) took effect in May 2018 and will apply to our platform used by people in Europe. The GDPR includes operational requirements for companies that receive or process personal data of residents of the European Union that are different from those previously in place in the European Union. In addition, the GDPR requires submission of breach notifications to a designated European privacy regulator and includes significant penalties for non-compliance with the notification obligation as well as other requirements of the regulation. The California Consumer Privacy Act, or AB 375, was also recently passed and creates new data privacy rights for users, effective in 2020. Similarly, there are a number of legislative proposals in the European Union, the United States, at both the federal and state level, as well as other jurisdictions that could impose new obligations in areas affecting our business. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services. These laws and regulations, as well as any associated inquiries or investigations or any other government actions, may be costly to comply with and may delay or impede the development of our platform, result in negative publicity, increase our operating costs, require significant management time and attention, and subject us to remedies that may harm our business, including fines or demands or orders that we modify or cease existing business practices.

We may not be able to protect our intellectual property and if successful claims are brought against us, we may incur substantial liability.

We may infringe on intellectual property rights of others. If we are unable to protect our intellectual property, the value of our brands and other intangible assets may be diminished, and our business may be adversely affected. While we rely and expect to continue to rely on a combination of confidentiality, assignment, and license agreements with our employees, consultants, and third parties with whom we have relationships, as well as trademark, copyright, patent, trade secret, and domain name protection laws, to protect our intellectual property rights, there can be no assurance that such these agreements and laws will be sufficient to protect our intellectual property. Third parties may knowingly or unknowingly infringe our intellectual property rights, third parties may challenge intellectual property rights held by us, and pending and future trademark and patent applications may not be approved. In addition, effective intellectual property protection may not be available in every country in which we intend to operate our business. In any or all of these cases, we may be required to expend significant time and expense in order to prevent infringement, enforce our rights or defend claims that we are infringing the rights of others. Although we generally intend to take measures to protect our intellectual property rights, there can be no assurance that others will not offer products or concepts that are substantially similar to ours and that compete with our business. If the protection of our intellectual property rights is inadequate to prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our products, services, and methods of operations. Any of these events could have an adverse effect on our business and financial results.

We could, in the future, be party to patent lawsuits and other intellectual property rights claims that are expensive and time consuming and, if resolved adversely, could have a significant impact on our business, financial condition, or results of operations.
Companies in the Internet, technology, and media industries own large numbers of patents, copyrights, trademarks, and trade secrets, and frequently enter into litigation based on allegations of infringement, misappropriation, or other violations of intellectual property or other rights. In addition, various "non-practicing entities" that own patents and other intellectual property rights often attempt to aggressively assert their rights in order to extract value from technology companies. Defending patent and other intellectual property litigation is costly and can impose a significant burden on management and employees, and there can be no assurances that favorable final outcomes will be obtained. In addition, plaintiffs may seek, and we may become subject to, preliminary or provisional rulings in the course of any such litigation, including potential preliminary injunctions requiring us to cease some or all of our operations. We may decide to settle such lawsuits and disputes on terms that are unfavorable to us. Similarly, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that may not be reversed upon appeal. The terms of such a settlement or judgment may require us to cease some or all of our operations or pay substantial amounts to the other party. In addition, we may have to seek a license to continue practices found to be in violation of a third party's rights, which may not be available on reasonable terms, or at all, and may significantly increase our operating costs and expenses. As a result, we may also be required to develop alternative non infringing technology or practices, or discontinue the practices. The development of alternative non-infringing technology or practices could require significant effort and expense or may not be feasible. Our business, financial condition, and results of operations could be adversely affected as a result of an unfavorable resolution of any potential disputes and/or litigation referred to above. Our business is dependent on our ability to maintain and scale our technical infrastructure, and any significant disruption in our service could damage our reputation, result in a potential loss of users and their engagement, and adversely affect our financial results. Our reputation and ability to attract, retain, and serve our users is dependent upon the reliable performance of our platform and our underlying technical infrastructure. We may in the future experience interruptions in the availability or performance of our platform from time to time. Our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. If our platform is unavailable when users attempt to access it, or if it does not load as quickly as expected, users may not use our platform as often in the future, or at all. It is possible that we may fail to effectively scale and grow our technical infrastructure to accommodate increased demands, which may adversely affect our user engagement. In addition, our business may be subject to interruptions, delays, or failures resulting from earthquakes, fires, adverse weather conditions, other natural disasters, power loss, terrorism, geopolitical conflict, cyber-attacks, or other catastrophic events. If such an event were to occur, users may be subject to service disruptions or outages and we may not be able to recover our technical infrastructure and user data in a timely manner to restart or provide our services, which may adversely affect our

financial results. A substantial portion of our network infrastructure is provided by third parties. Any disruption or failure in the services we receive from these providers could harm our ability to handle existing or increased traffic and could significantly harm our business. Any financial or other difficulties these providers face may adversely affect our business, and we exercise little control over these providers, which increases our vulnerability to problems with the services they provide.

Our platform's internal systems rely on software that is highly technical, and if it contains undetected errors or vulnerabilities, our business could be adversely affected.
Our platform's internal systems rely on software, including software developed or maintained internally or by third parties, that is highly technical and complex. In addition, our platform's internal systems depend on the ability of such software to store, retrieve, process, and manage immense amounts of data. The software on which we rely may contain undetected errors, bugs, or vulnerabilities. Some errors may only be discovered after the code has been released for external or internal use. Errors, vulnerabilities, or other design defects within the software on which we rely may result in a negative experience for users, delay product introductions or enhancements, result in targeting, measurement, or billing errors, compromise our ability to protect the data of our users or our intellectual property or lead to reductions in our ability to provide some or all of our services. In addition, any errors, bugs, vulnerabilities, or defects discovered in the software on which we rely, and any associated degradations or interruptions of service, could result in damage to our reputation, loss of users, loss of revenue, or liability for damages, any of which could adversely affect our business and financial results.

Our reputation and relationships with users would be harmed if their data, particularly billing data, were to be accessed by unauthorized persons.
We maintain personal data regarding our users. This data is maintained on our own systems as well as that of third parties we use in our operations. With respect to billing data, such as credit card numbers, third parties we use in our operations rely on encryption and authentication technology to secure such information. We, along with third parties we use in our operations, take measures to protect against unauthorized intrusion into our users' data. Despite these measures we, our third-party payment processing services, or other third-party services we use could experience an unauthorized intrusion into our users' data. In the event of such a breach, current and potential users may become unwilling to provide the information to us necessary for them to remain or become users. We also may be required to notify regulators about any actual or perceived data breach (including the EU Lead Data Protection Authority) as well as the individuals who are affected by the incident within strict time periods. Additionally, we could face legal claims or regulatory fines or penalties for such a breach. The costs relating to any data breach could be material, and we currently do not carry insurance against the risk of a data breach. Should an unauthorized intrusion into our users' data occur, our business could be adversely affected and our larger reputation with respect to data protection could be negatively impacted.

Third parties we use in our operations are subject to payment processing risk.
Our users pay for our service using a variety of different payment methods, including

credit and debit cards, prepaid cards, direct debit, online wallets and direct carrier and partner billing. We rely on internal systems as well as those of third parties to process payment. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are increases in payment processing fees, material changes in the payment ecosystem, such as large re-issuances of payment cards, delays in receiving payments from payment processors, changes to rules or regulations concerning payment processing, loss of payment partners and/or disruptions or failures in our payment processing systems or payment products, including products used to update payment information, our revenue, operating expenses and results of operation could be adversely impacted. In addition, we may encounter fraudulent use of payment methods, which could impact our results of operations and if not adequately controlled and managed could create negative consumer perceptions of our service. If we are unable to maintain our chargeback rate at acceptable levels, card networks may impose fines and our card approval rate may be impacted. The termination of our ability to process payments on any major payment method would significantly impair our ability to operate our business.

Changes in how network operators handle and charge for access to data that travel across their networks could adversely impact our business.
We rely upon the ability of consumers to access our service through the Internet. If network operators block, restrict or otherwise impair access to our platform over their networks, our service and business could be negatively affected. To the extent that network operators implement usage based pricing, including meaningful bandwidth caps, or otherwise try to monetize access to their networks by data providers, we could incur greater operating expenses and our user acquisition and retention could be negatively impacted.

Negative publicity could adversely affect our business and operating results.
Negative publicity about our industry, our Company, our platform, our users, content on our platform, even if inaccurate, could adversely affect our reputation and the confidence in, and the use of, our platform, which could harm our business and operating results. Harm to our reputation can arise from many sources, including employee misconduct, misconduct by our users, outsourced service providers or other counter-parties, failure by us or our users and other partners to meet minimum standards of appropriate content, service and quality and compliance failures and claims.

Taxation.
Changes in tax laws or tax rulings could materially affect our financial position, results of operations, and cash flows. The tax regimes we are subject to or operate under, including income and non-income taxes, are unsettled and may be subject to significant change. Changes in tax laws or tax rulings, or changes in interpretations of existing laws, could materially affect our financial position, results of operations, and cash flows.

The Common Stock is not a suitable investment for all prospective investors.

The Common Stock is being offered only to persons who meet certain suitability requirements. The fact that a prospective investor meets the suitability requirements established by us for this offering does not necessarily mean that an investment in us is a suitable investment for that investor. Each prospective Investor should consult with his own professional advisers before investing in us. Investors are not to construe the Offering Documents as constituting legal or tax advice. Before making any decision to invest in us, investors should read all of these Offering Documents, including all of its exhibits, and consult with their own investment, legal, tax and other professional advisors. Each investor is consenting to the risks and the conflicts of interest described or inherent in these Offering Documents.

We do not intend to pay dividends for the foreseeable future.

We do not intend to pay any dividends (in cash or otherwise) on our capital stock. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our Board.

The dual class structure of our common stock has the effect of giving complete voting control of the Company to our Chief Executive Officer.

This voting structure will limit or preclude your ability to influence corporate matters. Holders of our Class A Voting Common Stock have one vote per share and holders of our Class B Non-Voting Common Stock have no voting rights. Stockholders who hold shares of Class A Voting Common Stock hold all of the voting power of our outstanding capital stock. Because holders of Class B Non-Voting Common Stock have no voting rights, the holders of our Class A Voting Common Stock collectively control all of the voting power of our common stock and therefore are able to control all matters submitted to our stockholders for approval. Additionally, the Company's board of directors will have responsibility for the Company's activities, and Investors will not be able to make investment or any other decisions concerning the management of the Company.

The interests of certain stockholders may be in conflict with the interests of other stockholders.

The stockholders of the Company, including the Investor, may have conflicting investment, tax and other interests with respect to their investment in the Company. The conflicting interests of individual stockholders may relate to or arise from, among other things, the nature of the investment and the timing of disposition thereof. As a consequence, conflicts of interest may arise in connection with the decisions made by the board of directors and stockholders, including with respect to the structuring of the investment in a manner that may be more beneficial for one stockholder, than for another stockholder, especially with respect to stockholders' individual tax situations.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal,

human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

SPECIFIC RISK FACTORS

On October 1, 2019, the Company was converted from a Georgia limited liability company to a Delaware C corporation in order to attract investors and generate growth equity. The Company's predecessor entity, Fanbase Media, LLC, began development of its application in July of 2018 and subsequently launched its application on December 5, 2018. Therefore, the Company has limited operating history upon which prospective Investors may evaluate its performance. Our business is at an early stage of development and launch of our platform. Because we have little operating history, you will have difficulty evaluating our business and future prospects and we cannot predict if or when we will achieve profitability. As we are a development stage business, we have a limited operating history and are subject to risks of business development. The Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of a new social media application and a corresponding base of users and paid subscribers. Our planned business is inherently expensive, risky and may not be understood by or accepted in the marketplace, which could adversely affect our future value. The business currently conducted by the Company is at an early stage and is financially speculative. Furthermore, the number of users who may utilize our services and platform is difficult to forecast with accuracy. Our future success is dependent on the establishment of the market for our services and platform and our ability to capture a share of this market with the services and offerings we plan to develop. We may not be able to recruit enough users to our platform Our business depends on attracting users to post content that will generate paid subscribers and in-app purchases. We may be unable to attract a sufficient number of users to post content that generates enough subscribers to meet our revenue goals. We may not be able to sell enough subscriptions and in-app purchases to meet our revenue goals. We may not be able to sell the subscriptions for the price that we are seeking, and in such event we may be unable to meet our capital requirements. In addition, we may not be able to command the same subscription revenue that other platforms with equal amounts of subscribers command Our competitors may recruit users away from our platform. While we believe our platform offers a new model for content subscription and for payment to users, we may not be able to retain such

users. In the event that users migrate from the Company's platform our operations and results will be adversely affected. We may not be able to raise sufficient capital to execute the full worldwide launch of the Android application and any potential desktop applications. The final costs for the full worldwide launch of the Android application to our platform are substantial. We may not be able to raise sufficient capital to cover the expenses needed for an extensive international launch of an Android application to our platform and in such event the Company's operations and results may be materially and adversely affected. Additionally, we may endeavor to launch a desktop application to our platform. The costs associated with such a launch may be substantial and we may not be able to raise sufficient capital to cover expenses associated with it, which could materially and adversely affect the Company's operating results. Rapid growth may strain our resources. We expect to experience significant and rapid growth in the scope and complexity of our business, which may place a significant strain on our senior management team and our financial and other resources. Such growth, if experienced, may expose us to greater costs and other risks associated with growth and expansion. We may be required to hire a broad range of additional employees, including other support personnel, among others, in order to successfully advance our operations. We may be unsuccessful in these efforts or we may be unable to project accurately the rate or timing of these increases. Our ability to manage our growth effectively will require us to continue to improve our operations, to improve our financial and management information systems, and to train, motivate, and manage our future employees. This growth may place a strain on our management and operational resources. The failure to develop and implement effective systems, or to hire and retain sufficient personnel for the performance of all of the functions necessary to effectively service and manage our business, or the failure to manage growth effectively, could have a materially adverse effect on our business, financial condition, and results of operations. In addition, difficulties in effectively managing the budgeting, forecasting, and other process control issues presented by such a rapid expansion could harm our business, financial condition, and results of operations. Our risk management efforts may not be effective which could result in unforeseen losses. We could incur substantial losses and our business operations could be disrupted if we are unable to effectively identify, manage, monitor, and mitigate financial risks and operational risks related to our business, assets and liabilities. Our risk management policies, procedures, and techniques, may not be sufficient to identify all of the risks to which we are exposed, mitigate the risks we have identified or identify additional risks to which we may become subject in the future. We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return. The timing and amount of revenues will impact our use of proceeds of this offering. Our management will have broad discretion in determining how the proceeds of the offering will be used. Our management will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations and prospects could

be harmed, and the market price or value of the Class B Non-Voting Common Stock of the Company (the "Common Stock") could decline. Prospective Investors must undertake their own due diligence. The Subscription Agreement, including the exhibits thereto (the "Offering Documents") include limited information regarding the Company, our current and future business and operations, our management and our financial condition. The Offering Documents are not meant to contain an exhaustive discussion regarding our Company. We cannot guarantee a prospective investor that the abbreviated nature of the Offering Documents will not omit to state a material fact which a prospective investor may believe to be an important factor in determining if an investment in the Common Stock offered hereby is appropriate for such Investor. As a result, prospective investors are required to undertake their own due diligence of the Company, our current and proposed business and operations, our management and our financial condition to verify the accuracy and completeness of the information we are providing in the Offering Documents. Stockholders may lose their entire investment if we fail to implement our business plan. We have no demonstrable operations record on which you can evaluate our business and prospects. Our prospects must be considered in light of the risks, uncertainties, expenses, and difficulties frequently encountered by companies in their early stages of development. These risks include, without limitation, competition, the absence of ongoing revenue streams, somewhat inexperienced management and lack of brand recognition. We cannot guarantee that we will be successful in executing our business plan. If we fail to implement and create a base of operations for our proposed business, we may be forced to cease operations, in which case stockholders may lose their entire investment. There may be unanticipated obstacles to execution of our business plan. Our proposed plan of operation and prospects will depend largely upon our ability to successfully establish our platform, including both the existing Apple application and the planned Android application in a timely fashion, retain and continue to hire skilled management, technical, marketing, and other personnel, and attract and retain a significant number of users. There can be no assurance that we will be able to successfully implement our business plan or develop or maintain future business relationships, or that unanticipated expenses, problems or technical difficulties which would result in material delays in implementation will not occur. We are susceptible to adverse economic conditions. While we intend to finance our operations and growth of our business from funding and cash flow from operations, if adverse economic conditions persist or worsen, we could experience a decrease in cash flow from operations attributable to reduced demand for our products and services and, as a result, we may need to acquire additional financing for our continued operation and growth. There can be no assurance that alternative financing on acceptable terms would be available to the Company. We may face significant competition from other social media platforms and digital apps and our operating results will suffer if we fail to compete effectively. Our business operates in a highly competitive market. Competition presents an ongoing threat to the success of our business. We compete with companies that provide social, media, and communication products and services that are designed to engage users on the web, mobile devices and online generally. The main competition for Fanbase includes other similar, existing social media platforms. Many of our competitors and potential competitors

have greater financial resources and other resources, including research and development, technology, programming, testing, regulatory compliance, and marketing capabilities and, as a result, our competitors may develop more competitive or affordable products or services, or achieve earlier product and service commercialization than we are able to achieve. These factors also may allow our competitors to respond more effectively than us to new or emerging technologies and changes in market conditions. We face significant competition in every aspect of our business, including from companies that facilitate communication and the sharing of content and information and companies that distribute video and other forms of media content. We compete with companies that offer products across broad platforms that replicate capabilities we provide. Some of our competitors may be domiciled in different countries and subject to political, legal, and regulatory regimes that enable them to compete more effectively than us. Those users in our target market are aware of and actively engaging with other social media similar to our platform. In the event that users increasingly engage with other social media, we may experience difficulty attracting sufficient users or a decline in use and engagement in key user demographics or more broadly, in which case our business would likely be harmed. Our competitors may develop products, features, or services that are similar to ours or that achieve greater market acceptance, may undertake more far-reaching and successful product development efforts or marketing campaigns, or may adopt more aggressive pricing policies. Some competitors may gain a competitive advantage against us in areas where we operate, including: by making acquisitions; or by integrating competing platforms, applications, or features into products they control such as mobile device operating systems, search engines, browsers, or e-commerce platforms. As a result, our competitors may acquire and engage users or generate other revenue at the expense of our own efforts, which may negatively affect our business and financial results. We believe that our ability to compete effectively depends upon many factors both within and beyond our control, including: • the popularity, usefulness, ease of use, performance, and reliability of our application compared to our competitors' applications; • the size and composition of our user base; • the engagement of users with our application and competing social media; • our safety and security efforts and our ability to protect user data and to provide them with control over their data; • our ability to distribute our application to new users; • our ability to monetize our application; • customer service and support efforts; • our ability to establish and maintain user interest in integrating their content on our platform; • changes mandated by legislation, regulatory authorities, or litigation, some of which may have a disproportionate effect on us; • acquisitions or consolidation within our industry, which may result in more formidable competitors; • our ability to attract, retain, and motivate talented employees, particularly software engineers, designers, and product managers; • our ability to cost-effectively manage and grow our operations; and • our reputation and brand strength relative to those of our competitors. If we are not able to compete effectively, the level of engagement of our base of users may not grow or may shrink, and our revenue and results of operations may be materially and adversely affected. We will need additional capital to fund our operations, which, if obtained, could result in substantial dilution or significant debt service obligations. We may not be able to obtain additional capital on

commercially reasonable terms, which could adversely affect our liquidity and financial position. The Company (via its predecessor entity) began development of its application in July of 2018 and launched its application on December 5, 2018, and even after this $10,000 offering, if we are able to create revenues, we will need to raise additional capital. In order to continue operating, we will need to obtain additional financing, either through borrowings, private offerings, or some type of business combination, such as a merger, or buyout, and there can be no assurance that we will be successful in such pursuits. We may be unable to acquire the additional funding necessary to continue operating. Accordingly, if we are unable to generate adequate cash from operations, and if we are unable to find sources of funding, it may be necessary for us to sell all or a portion of our assets, enter into a business combination, or reduce or eliminate operations. These possibilities, to the extent available, may be on terms that result in significant dilution to our stockholders or that result in our stockholders losing all of their investment in our Company. The volatile credit and capital markets could have a material adverse effect on our financial condition. Our ability to manage our future debt will be dependent on our level of positive cash flow. An economic downturn may negatively impact our cash flows. Credit and capital markets can be volatile, which could make it more difficult for us to refinance our debt or to obtain additional debt or equity financings in the future. Such constraints could increase our costs of borrowing and could restrict our access to other potential sources of future liquidity. Our failure to have sufficient liquidity to make interest and other payments required by our debt could result in a default of such debt and acceleration of our borrowings, which would have a material adverse effect on our business and financial condition. The Common Stock constitute restricted securities and is subject to limited transferability The Common Stock should be considered a long-term, illiquid investment. The Common Stock has not been registered under the Securities Act, and cannot be sold without registration under the Securities Act or any exemption from registration. In addition, the Common Stock is not registered under any state securities laws that would permit its transfer. Because of these restrictions and the absence of an active trading market for our securities, a stockholder will likely be unable to liquidate an investment even though other personal financial circumstances would dictate such liquidation. The Stockholder Agreement to which each investor will become a party also contains contractual restrictions that restrict, and in many cases eliminate, the ability of an investor to sell, pledge or otherwise transfer any of its Common Stock. There is no public trading market for our Common Stock. There is no established public trading marketing for the Common Stock and there can be no assurance that one will ever develop. Investors may not be able to liquidate their investment or liquidate it at a price that reflects the value of the business or the cost of their investment. As a result, holders of our securities may not find purchasers for our securities should they attempt to sell securities held by them. Only accredited investors or institutions with no need for immediate short-term liquidity should purchase the Common Stock. Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business. We rely on our computer systems and network infrastructure across our operations. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft,

fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business and subject us to litigation or to actions by regulatory authorities. We are continuing to develop our information technology capabilities. If we are unable to successfully upgrade or expand our technological capabilities, we may not have the ability to take advantage of market opportunities, manage our costs and transactional data effectively, satisfy customer requirements, execute our business plan or respond to competitive pressures. The success of our business strategy depends on our continued ability obtain and to use trademarks and service marks in order to increase brand awareness and develop our branded offerings. If our efforts to protect our intellectual property are not adequate, or if any third-party misappropriates or infringes on our intellectual property, whether in print, on the Internet or through other media, the value of our brands may be harmed, which could have a material adverse effect on our business, including the failure of our brands and branded offerings to achieve and maintain market acceptance. There can be no assurance that all of the steps we have taken to protect our intellectual property in the United States and in foreign countries will be adequate. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent, as do the laws of the United States. We depend on Mr. Hayes as our chief executive officer and on Mr. Cánovas as our chief technology officer, the loss of whom could materially harm our business. We rely upon the accumulated knowledge, skills and experience of Mr. Hayes as our chief executive officer and on Mr. Cánovas as our chief technology officer. If they were to leave us or become incapacitated, we likely would suffer in our planning and execution of business strategy and operations, impacting our brand and financial results. We also do not maintain any key man life insurance or lump sum disability insurance policies for Mr. Hayes or Mr. Cánovas. We depend on Mr. Hayes as our chief executive officer and on Mr. Cánovas as our chief technology officer for the day-to-day operations of the Company and our business, and on ConsultR as the entity responsible for our application development. The day-to-day operations of the Company will be the responsibility of Mr. Hayes and Mr. Cánovas. ConsultR is responsible for the current and future development of our application. There can be no assurance that they, or any successor, will be able to operate the business successfully or develop the application further, as the case may be. There can be no assurance that the management team of the business on the effective date the investment is made will remain the same or continue to be affiliated with the business throughout the period the investment is held. If we are unable to recruit additional executives and personnel, we may not be able to execute our forecast business strategy and our growth may be hindered. Our success largely depends on the performance of our management team and other key personnel and our ability to continue to recruit qualified senior executives and other key personnel. Competition for senior management and technology personnel is intense and there can be no assurance that we will be able to retain our personnel or attract additional qualified personnel. The loss of a member of senior management may require the remaining executive officers to divert immediate and substantial attention to fulfilling his or her duties and to seeking a replacement.

We may not be able to continue to attract or retain such personnel in the future. Any inability to fill vacancies in our senior executive positions on a timely basis could impair our ability to implement our business strategy, which would harm our business and results of operations. Other than with Mr. Cánovas, our chief technology officer, we do not have employment agreements with any of our executives currently and there can be no assurance that we will be successful in retaining their services. A diminution or loss of their services could significantly harm our business, prospects, financial condition and results of operations.] Because we will likely issue additional shares of our [capital stock], investment in the Company could be subject to substantial dilution. . Investors' interests in the Company will be diluted and investors may suffer dilution in their net book value per share when we issue additional shares. We are authorized to issue 150,000,000 shares of Common Stock. We anticipate that all or at least some of our future funding, if any, will be in the form of equity financing from the sale of our Common Stock. If we do sell or issue more Common Stock, investors' investment in the Company will be diluted. Dilution is the difference between what you pay for your stock and the net tangible book value per share immediately after the additional shares are sold by us. If dilution occurs, any investment in the Common Stock could decline in value substantially. Members of our Board and our executive officers will have other business interests and obligations to other entities. None of our directors or our executive officers will be required to manage the Company as their sole and exclusive business focus and they may have other business interests and may engage in other activities in addition to those relating to the Company, provided that such activities do not compete with the business of the Company or otherwise breach their agreements with the Company. We are dependent on our directors and executive officers to successfully operate our Company. Their other business interests and activities could divert time and attention from operating our business. Our Articles and Bylaws contain provisions indemnifying our officers and directors against all costs, charges and expenses incurred by them. Our Articles and Bylaws contain provisions with respect to the indemnification of our officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by them, including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which they are made parties by reason of their being or having been our directors or officers. The projections and only management's estimates of future results based on assumptions made at the time the projections were developed. There can be no assurance that the projected results will be obtained, and actual results may vary significantly from the projections. General economic conditions and many other factors that are not predictable can have a material adverse impact on the reliability of projections. Legal, tax and regulatory changes could occur during the term of the Company that may adversely affect the Company or the Investor. New and existing regulations and burdens of regulatory compliance may directly impact the business and operating results of, or otherwise have a material adverse effect on, the Company. Failure to comply with any of these laws, rules and regulations, some of which are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines, which may have material adverse effects. Our failure to retain and

add users would materially adversely affect the Company. If we fail to retain and add users, or if users decrease their level of engagement with the Company's application, then our revenue, financial results, and business may be significantly harmed. The number of the Company's users and their level of engagement with our application are critical to our success. The Company's financial performance will be significantly determined by its success in adding, retaining, and engaging active users on the Company's application. If people do not perceive our application to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. Any number of factors could potentially negatively affect user retention, growth, and engagement, including if: • users engage with other competitive applications; • we fail to introduce new features that users find engaging and attractive or if we introduce new products or services that are not favorably received; • users have difficulty installing, updating, or otherwise accessing our products on mobile devices; • user behavior on our application changes, including decreases in the quality and frequency of content shared on our application; • we are unable to continue to develop products for mobile devices that users find engaging, that work with a variety of mobile operating systems and networks, and that achieve a high level of market acceptance; • there are decreases in user sentiment due to questions and concerns about the quality or usefulness of our application or our data practices, or concerns related to privacy and sharing, safety, security, well-being, or other factors; • we are unable to obtain or attract engaging user content; • users adopt new technologies where our products may be displaced in favor of other social media or may not be featured or otherwise available; • there are changes mandated by legislation, regulatory authorities, or litigation that adversely affect our products or users; • there is decreased engagement with our products, or failure to accept our terms of service, as part of changes that we may implement in the future in connection with regulations, regulatory actions or otherwise; • technical or other problems prevent us from delivering our application in a rapid and reliable manner or otherwise affect the user experience, such as security breaches or failure to prevent or limit spam or similar content; • we adopt terms, policies, or procedures related to areas such as sharing, content, or user provider data that are perceived negatively by our users or the general public; • we elect to focus our product decisions on longer-term initiatives that do not prioritize near term user growth and engagement; • initiatives designed to attract and retain users and engagement are unsuccessful or discontinued, whether as a result of actions by us, third parties, or otherwise; • third-party initiatives that may enable greater use of our products, including low-cost or discounted data plans, are discontinued; • there is decreased engagement with our products as a result of taxes imposed on the use of social media or other mobile applications in certain countries, or other actions by governments that may affect the accessibility of our products in their countries; • we fail to provide adequate customer service to users, developers, or other partners; and • we, or other partners and companies in our industry, are the subject of adverse media reports or other negative publicity, including as a result of our or their data practices and appropriateness of content on our platform; If we are unable to grow the number of users and their engagement with our application, our revenue and financial results may be adversely affected. Any decrease in user retention, growth, or engagement could render our

products less attractive to other users which is likely to have a material and adverse impact on our revenue, business, financial condition, and results of operations. Our user growth, engagement, and monetization on mobile devices depend upon effective operation with mobile operating systems, networks, technologies, products, and standards that we do not control. Our success will be heavily dependent upon content access and sharing through mobile devices. There is no guarantee that popular mobile devices will feature our products, or that mobile device users will use our platform rather than competing products. We are dependent on the interoperability of our platform with popular mobile operating systems, networks, technologies, products, and standards that we do not control, such as the iOS operating system, the Android operating system, and mobile browsers. Any changes, bugs, or technical issues in such systems, or changes in our relationships with mobile operating system partners, or in their terms of service or policies that degrade our platform's functionality, reduce or eliminate our ability to distribute content, or give preferential treatment to competitive products or platforms could adversely affect the usage of our platform and monetization on mobile devices. Additionally, in order to deliver high quality mobile products, it is important that our platform works well with a range of mobile technologies, products, systems, networks, and standards that we do not control. We may not be successful in maintaining or developing relationships with key participants in the mobile ecosystem or in developing a platform that operates effectively with these technologies, products, systems, networks, or standards. In the event that it is more difficult for our users to access and use our platform on their mobile devices, or if our users choose not to access or use our platform on their mobile devices or use mobile products that do not offer access to our platform, our user growth and engagement could be harmed. From time to time, we may also take actions regarding the distribution of our platform or the operation of our business based on what we believe to be in our long-term best interests. Such actions may adversely affect our users and our relationships with the operators of mobile operating systems, or other business partners, and there is no assurance that these actions will result in the anticipated long-term benefits. In the event that our users are adversely affected by these actions or if our relationships with such third parties deteriorate, our user growth, engagement, and monetization could be adversely affected and our business could be harmed. Actions by governments that restrict access to social media in their countries could substantially harm our business and financial results. Governments of one or more countries in which we intend to operate may seek to censor content available on our platform in their country, restrict access to our platform from their country entirely, or impose other restrictions that may affect the accessibility of our platform in their country for an extended period of time or indefinitely. In addition, government authorities in other countries may seek to restrict user access to our platform if they consider us to be in violation of their laws or a threat to public safety or for other reasons. In the event that content shown on our platform is subject to censorship, access to our platform is restricted, in whole or in part, in one or more countries, or other restrictions are imposed on our platform, or our competitors are able to successfully penetrate new geographic markets or capture a greater share of existing geographic markets that we cannot access or where we face other restrictions, our ability to grow the number of our users and their engagement

may be adversely affected. As a result, we may not be able to grow our revenue as anticipated, and our financial results could be adversely affected. Security breaches and improper access to or disclosure of our data or user data, or other hacking and phishing attacks on our systems, could adversely affect our business. Our industry is prone to cyber-attacks by third parties seeking unauthorized access to our data or users' data or to disrupt our ability to provide our platform. Our use of cloud-based services could also increase the risk of security breaches as cyber-attacks on cloud environments are increasing to almost the same level as attacks on traditional information technology systems. Any failure to prevent or mitigate security breaches and improper access to or disclosure of our data or user data, including personal information, content, or payment information from users could result in the loss or misuse of such data, which could harm our business. In addition, computer malware, viruses, social engineering (predominantly spear phishing attacks), and general hacking have become more prevalent in our industry, and may occur on our systems in the future. We may encounter attempts to create false or undesirable user accounts, or take other actions on our platform for purposes such as spamming, spreading misinformation, or other objectionable ends. Our efforts to address undesirable activity on our platform may also increase the risk of retaliatory attacks. Such attacks may cause interruptions to the services we provide, degrade the user experience, cause users to lose confidence and trust in our platform, impair our internal systems, or result in financial harm to us. Our efforts to protect our company data or the information we receive may also be unsuccessful due to software bugs or other technical malfunctions; employee, contractor, or vendor error or malfeasance; government surveillance; or other threats that evolve. In addition, third parties may attempt to fraudulently induce employees or users to disclose information in order to gain access to our data or our users' data. Cyber-attacks continue to evolve in sophistication and volume, and inherently may be difficult to detect for long periods of time. Although we have developed systems and processes that are designed to protect our data and user data to prevent data loss, to disable undesirable accounts and activities on our platform, and to prevent or detect security breaches, we cannot assure you that such measures will provide absolute security, and we may incur significant costs in protecting against or remediating cyber-attacks. Affected users or government authorities could initiate legal or regulatory actions against us in connection with any actual or perceived security breaches or improper disclosure of data, which could cause us to incur significant expense and liability or result in orders or consent decrees forcing us to modify our business practices. Such incidents or our efforts to remediate such incidents may also result in a decline in our active user base or engagement levels. Any of these events could have a material and adverse effect on our business, reputation, or financial results. Our financial results may fluctuate and are difficult to predict. We have a limited operating history, which makes it difficult to forecast our future financial results. Accordingly, you should take into account the risks and uncertainties frequently encountered by early-stage companies in rapidly evolving markets. Our financial results in any given period can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including: • our ability to grow the number of our users and their engagement; • the pricing of our platform; • our ability to generate revenue from

payments made by users, or other products we may introduce in the future; • changes to our platform or the development and introduction of new products or services by us or our competitors; • user behavior or changes to our platform that may reduce traffic to our platform; • increases in marketing, sales, and other operating expenses that we will incur to grow and expand our operations; • costs related to our safety, security, and content review efforts; • our ability to obtain equipment, components, and labor for our operations in a timely and cost-effective manner; • system failures or outages or government blocking, which could prevent us from operating for any period of time; • breaches of security or privacy, and the costs associated with any such breaches and remediation; • changes in the manner in which we distribute our platform or inaccessibility of our platform due to third-party actions; • fees paid to users or third parties for content; • adverse litigation judgments, settlements, or other litigation-related costs; • changes in the legislative or regulatory environment, including with respect to privacy and data protection, or actions by governments or regulators, including fines, orders, or consent decrees; • the overall tax rate for our business; • the impact of changes in tax laws or judicial or regulatory interpretations of tax laws, which are recorded in the period such laws are enacted or interpretations are issued, and may significantly affect the effective tax rate of that period; • changes in U.S. generally accepted accounting principles; and • changes in global business or macroeconomic conditions. Our business is subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, data protection, content, competition, consumer protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in the number of our users or their engagement, or otherwise harm our business. We are subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business, including privacy, data protection and personal information, rights of publicity, content, intellectual property, distribution, data security, data retention and deletion, electronic contracts and other communications, competition, protection of minors, consumer protection, telecommunications, product liability, taxation, economic or other trade prohibitions or sanctions, securities law compliance, and online payment services. The introduction of new products, expansion of our activities in certain jurisdictions, or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. In addition, foreign data protection, privacy, content, competition, and other laws and regulations can impose different obligations or be more restrictive than those in the United States. These U.S. federal, state, and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices. For example, regulatory or legislative actions affecting the manner in which we display content to our users or obtain consent to various practices could adversely affect the growth in the number of users and their engagement. Such actions

could affect the manner in which we provide our services or adversely affect our financial results. We are also subject to laws and regulations that dictate whether, how, and under what circumstances we can transfer, process and/or receive certain data that is critical to our operations, including data shared between countries or regions in which we operate and data shared among our products and services. If one or more of the legal bases for transferring data from Europe to the United States is invalidated, if we are unable to transfer data between and among countries and regions in which we may operate, or if we are restricted from sharing data among our products and services, it could affect the manner in which we provide our services, which could adversely affect our financial results. Proposed or new legislation and regulations could also significantly affect our business. For example, the European General Data Protection Regulation (GDPR) took effect in May 2018 and will apply to our platform used by people in Europe. The GDPR includes operational requirements for companies that receive or process personal data of residents of the European Union that are different from those previously in place in the European Union. In addition, the GDPR requires submission of breach notifications to a designated European privacy regulator and includes significant penalties for non-compliance with the notification obligation as well as other requirements of the regulation. The California Consumer Privacy Act, or AB 375, was also recently passed and creates new data privacy rights for users, effective in 2020. Similarly, there are a number of legislative proposals in the European Union, the United States, at both the federal and state level, as well as other jurisdictions that could impose new obligations in areas affecting our business. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services. These laws and regulations, as well as any associated inquiries or investigations or any other government actions, may be costly to comply with and may delay or impede the development of our platform, result in negative publicity, increase our operating costs, require significant management time and attention, and subject us to remedies that may harm our business, including fines or demands or orders that we modify or cease existing business practices. We may not be able to protect our intellectual property and if successful claims are brought against us, we may incur substantial liability. We may infringe on intellectual property rights of others. If we are unable to protect our intellectual property, the value of our brands and other intangible assets may be diminished, and our business may be adversely affected. While we rely and expect to continue to rely on a combination of confidentiality, assignment, and license agreements with our employees, consultants, and third parties with whom we have relationships, as well as trademark, copyright, patent, trade secret, and domain name protection laws, to protect our intellectual property rights, there can be no assurance that such these agreements and laws will be sufficient to protect our intellectual property. Third parties may knowingly or unknowingly infringe our intellectual property rights, third parties may challenge intellectual property rights held by us, and pending and future trademark and patent applications may not be approved. In addition, effective intellectual property protection may not be available in every country in which we intend to operate our business. In any or all of these cases, we may be required to expend significant time

and expense in order to prevent infringement, enforce our rights or defend claims that we are infringing the rights of others. Although we generally intend to take measures to protect our intellectual property rights, there can be no assurance that others will not offer products or concepts that are substantially similar to ours and that compete with our business. If the protection of our intellectual property rights is inadequate to prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our products, services, and methods of operations. Any of these events could have an adverse effect on our business and financial results. We could, in the future, be party to patent lawsuits and other intellectual property rights claims that are expensive and time consuming and, if resolved adversely, could have a significant impact on our business, financial condition, or results of operations. Companies in the Internet, technology, and media industries own large numbers of patents, copyrights, trademarks, and trade secrets, and frequently enter into litigation based on allegations of infringement, misappropriation, or other violations of intellectual property or other rights. In addition, various "non-practicing entities" that own patents and other intellectual property rights often attempt to aggressively assert their rights in order to extract value from technology companies. Defending patent and other intellectual property litigation is costly and can impose a significant burden on management and employees, and there can be no assurances that favorable final outcomes will be obtained. In addition, plaintiffs may seek, and we may become subject to, preliminary or provisional rulings in the course of any such litigation, including potential preliminary injunctions requiring us to cease some or all of our operations. We may decide to settle such lawsuits and disputes on terms that are unfavorable to us. Similarly, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that may not be reversed upon appeal. The terms of such a settlement or judgment may require us to cease some or all of our operations or pay substantial amounts to the other party. In addition, we may have to seek a license to continue practices found to be in violation of a third party's rights, which may not be available on reasonable terms, or at all, and may significantly increase our operating costs and expenses. As a result, we may also be required to develop alternative non infringing technology or practices, or discontinue the practices. The development of alternative non-infringing technology or practices could require significant effort and expense or may not be feasible. Our business, financial condition, and results of operations could be adversely affected as a result of an unfavorable resolution of any potential disputes and/or litigation referred to above. Our business is dependent on our ability to maintain and scale our technical infrastructure, and any significant disruption in our service could damage our reputation, result in a potential loss of users and their engagement, and adversely affect our financial results. Our reputation and ability to attract, retain, and serve our users is dependent upon the reliable performance of our platform and our underlying technical infrastructure. We may in the future experience interruptions in the availability or performance of our platform from time to time. Our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. If our platform is unavailable when users attempt to access it, or if it does not load as quickly as

expected, users may not use our platform as often in the future, or at all. It is possible that we may fail to effectively scale and grow our technical infrastructure to accommodate increased demands, which may adversely affect our user engagement. In addition, our business may be subject to interruptions, delays, or failures resulting from earthquakes, fires, adverse weather conditions, other natural disasters, power loss, terrorism, geopolitical conflict, cyber-attacks, or other catastrophic events. If such an event were to occur, users may be subject to service disruptions or outages and we may not be able to recover our technical infrastructure and user data in a timely manner to restart or provide our services, which may adversely affect our financial results. A substantial portion of our network infrastructure is provided by third parties. Any disruption or failure in the services we receive from these providers could harm our ability to handle existing or increased traffic and could significantly harm our business. Any financial or other difficulties these providers face may adversely affect our business, and we exercise little control over these providers, which increases our vulnerability to problems with the services they provide. Our platform's internal systems rely on software that is highly technical, and if it contains undetected errors or vulnerabilities, our business could be adversely affected. Our platform's internal systems rely on software, including software developed or maintained internally or by third parties, that is highly technical and complex. In addition, our platform's internal systems depend on the ability of such software to store, retrieve, process, and manage immense amounts of data. The software on which we rely may contain undetected errors, bugs, or vulnerabilities. Some errors may only be discovered after the code has been released for external or internal use. Errors, vulnerabilities, or other design defects within the software on which we rely may result in a negative experience for users, delay product introductions or enhancements, result in targeting, measurement, or billing errors, compromise our ability to protect the data of our users or our intellectual property or lead to reductions in our ability to provide some or all of our services. In addition, any errors, bugs, vulnerabilities, or defects discovered in the software on which we rely, and any associated degradations or interruptions of service, could result in damage to our reputation, loss of users, loss of revenue, or liability for damages, any of which could adversely affect our business and financial results. Our reputation and relationships with users would be harmed if their data, particularly billing data, were to be accessed by unauthorized persons. We maintain personal data regarding our users. This data is maintained on our own systems as well as that of third parties we use in our operations. With respect to billing data, such as credit card numbers, third parties we use in our operations rely on encryption and authentication technology to secure such information. We, along with third parties we use in our operations, take measures to protect against unauthorized intrusion into our users' data. Despite these measures we, our third-party payment processing services, or other third-party services we use could experience an unauthorized intrusion into our users' data. In the event of such a breach, current and potential users may become unwilling to provide the information to us necessary for them to remain or become users. We also may be required to notify regulators about any actual or perceived data breach (including the EU Lead Data Protection Authority) as well as the individuals who are affected by the incident within strict time periods. Additionally, we could face legal claims or regulatory fines

or penalties for such a breach. The costs relating to any data breach could be material, and we currently do not carry insurance against the risk of a data breach. Should an unauthorized intrusion into our users' data occur, our business could be adversely affected and our larger reputation with respect to data protection could be negatively impacted. Third parties we use in our operations are subject to payment processing risk. Our users pay for our service using a variety of different payment methods, including credit and debit cards, prepaid cards, direct debit, online wallets and direct carrier and partner billing. We rely on internal systems as well as those of third parties to process payment. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are increases in payment processing fees, material changes in the payment ecosystem, such as large re-issuances of payment cards, delays in receiving payments from payment processors, changes to rules or regulations concerning payment processing, loss of payment partners and/or disruptions or failures in our payment processing systems or payment products, including products used to update payment information, our revenue, operating expenses and results of operation could be adversely impacted. In addition, we may encounter fraudulent use of payment methods, which could impact our results of operations and if not adequately controlled and managed could create negative consumer perceptions of our service. If we are unable to maintain our chargeback rate at acceptable levels, card networks may impose fines and our card approval rate may be impacted. The termination of our ability to process payments on any major payment method would significantly impair our ability to operate our business. Changes in how network operators handle and charge for access to data that travel across their networks could adversely impact our business. We rely upon the ability of consumers to access our service through the Internet. If network operators block, restrict or otherwise impair access to our platform over their networks, our service and business could be negatively affected. To the extent that network operators implement usage based pricing, including meaningful bandwidth caps, or otherwise try to monetize access to their networks by data providers, we could incur greater operating expenses and our user acquisition and retention could be negatively impacted. Negative publicity could adversely affect our business and operating results. Negative publicity about our industry, our Company, our platform, our users, content on our platform, even if inaccurate, could adversely affect our reputation and the confidence in, and the use of, our platform, which could harm our business and operating results. Harm to our reputation can arise from many sources, including employee misconduct, misconduct by our users, outsourced service providers or other counter-parties, failure by us or our users and other partners to meet minimum standards of appropriate content, service and quality and compliance failures and claims. Taxation. Changes in tax laws or tax rulings could materially affect our financial position, results of operations, and cash flows. The tax regimes we are subject to or operate under, including income and non-income taxes, are unsettled and may be subject to significant change. Changes in tax laws or tax rulings, or changes in interpretations of existing laws, could materially affect our financial position, results of operations, and cash flows. The Common Stock is not a suitable investment for all prospective investors. The Common Stock is being offered only to persons who meet certain suitability requirements. The fact that a prospective

investor meets the suitability requirements established by us for this offering does not necessarily mean that an investment in us is a suitable investment for that investor. Each prospective Investor should consult with his own professional advisers before investing in us. Investors are not to construe the Offering Documents as constituting legal or tax advice. Before making any decision to invest in us, investors should read all of these Offering Documents, including all of its exhibits, and consult with their own investment, legal, tax and other professional advisors. Each investor is consenting to the risks and the conflicts of interest described or inherent in these Offering Documents. We do not intend to pay dividends for the foreseeable future. We do not intend to pay any dividends (in cash or otherwise) on our capital stock. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our Board. The dual class structure of our common stock has the effect of giving complete voting control of the Company to our Chief Executive Officer. This voting structure will limit or preclude your ability to influence corporate matters. Holders of our Class A Voting Common Stock have one vote per share and holders of our Class B Non-Voting Common Stock have no voting rights. Stockholders who hold shares of Class A Voting Common Stock hold all of the voting power of our outstanding capital stock. Because holders of Class B Non-Voting Common Stock have no voting rights, the holders of our Class A Voting Common Stock collectively control all of the voting power of our common stock and therefore are able to control all matters submitted to our stockholders for approval. Additionally, the Company's board of directors will have responsibility for the Company's activities, and Investors will not be able to make investment or any other decisions concerning the management of the Company. The interests of certain stockholders may be in conflict with the interests of other stockholders. The stockholders of the Company, including the Investor, may have conflicting investment, tax and other interests with respect to their investment in the Company. The conflicting interests of individual stockholders may relate to or arise from, among other things, the nature of the investment and the timing of disposition thereof. As a consequence, conflicts of interest may arise in connection with the decisions made by the board of directors and stockholders, including with respect to the structuring of the investment in a manner that may be more beneficial for one stockholder, than for another stockholder, especially with respect to stockholders' individual tax situations. Miscellaneous Risks The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right

positions at the right time. This would likely adversely impact the value of your investment.

The Chief Executive Officer does not currently receive a salary for his role with the Company and is the CEO of two other entities.

Mr. Hayes currently is also the CEO and owner of two other businesses. He plans on taking a salary from Fanbase once a significant raise of capital is completed. He currently only commits approximately 5 hours per week to the other two entities, and he oversees all directions and decision at all companies.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Isaac Hayes III	4,750,000	Class A Voting Common Stock	100.0

The Company's Securities

The Company has authorized Class A Voting Common Stock, Class B Non-Voting Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 301,974 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 42,500,000 with a total of 4,750,000 outstanding.

Voting Rights

Voting rights: Each holder of Class A Voting Common Stock shall be entitled to one vote for each share of Class A Voting Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that except as otherwise required by law, holders of Class A Voting Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate Incorporation (including any amendment to designate the terms of any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more series, to vote thereon pursuant to this Certificate of Incorporation (including and amendment to designate the terms of any series of Preferred Stock) or pursuant to the General Corporation Law of the State of Delaware.

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 7,500,000 with a total of 1,060,137 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non-Voting Common Stock.

Preferred Stock

The amount of security authorized is 25,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder of Class B Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 4,750,000
  Use of proceeds: Issuance of shares to Founder.
  Date: September 30, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class B Non-Voting Common Shares
  Type of security sold: Equity
  Final amount sold: $10,000.00
  Number of Securities Sold: 50,000
  Use of proceeds: General business operations.
  Date: December 10, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 5,000,000
  Use of proceeds: Issuance of shares to Founder.
  Date: September 30, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class B Non-Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $3,421,157.00
  Number of Securities Sold: 0
  Use of proceeds: Working capital and product development.
  Date: June 28, 2021
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2019 compared to Year ended December 31, 2020

Revenues

Though the company was formed in 2018 as an LLC, it did not start its operations until 2019 and transitioned to a C-Corp in October 2019. Revenues were $13,777 in 2020 as compared to $12,616 in 2019. All revenues came as a percentage of purchases within the Apple App Store.

Cost of Revenues

The cost of revenues was $14,022 and $7,300 in 2020 and 2019, respectively, which represented direct payouts to recipients who have earned the monies from other application users.

Gross Margins

Gross margin was ($245) and $5,316 during 2020 and 2019, respectively.

Expenses

During 2020, the Company's expenses included research and development of the company's application software that hosts its social media platform for an amount of $87,403, at 51% of total expenses, general and administrative consisting of contractors for an amount of $79,900 at 46%, and sales and marketing of $5,500.

During 2019, the Company's expenses included research and development of the company's application software that hosts its social media platform for an amount of $41,722, at 97% of total expenses and general and administrative consisting of contractors for an amount of $1,250 at 3%.

The Company's investment in developing its social media platform caused the company to incur a total loss of $$173,048 and $37,657 as of December 31, 2020 and 2019.

Historical results and cash flows:

The company had cash in the amount of $696,650 as of December 31, 2020. The Company intends to raise additional funds through equity financing. The following summarizes selected items of the cash flows statements.

Operating Activities

As of December 31, 2020, cash used in operating activities went up to $173,048 as of December 31. The increase in cash used in operating activities was mainly due to the Company's net loss.

Financing Activities

As of December 31, 2019, Cash provided by financing activities was $10,000 because of the issuance of the company's common stock to investors.

The Company's management is positive about the Company's prospects and does not think that these historical results are what investors should expect in the future. The Company intends to use the funds raised from this campaign to market the platform to new users by creating marketing content and hiring a team to assist in onboarding new users. The company is also the only social network to offer free and subscription-based paid content in the form of a mobile native application. The company has several prospective users coming on the board of the platform and is looking forward to gaining market shares, increasing its sales, and eventually making profits in the future.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 27th, 2021, the Company has $1,115,447.83 cash in the bank. The company's founder and CEO, Isaac Hayes III, intends to make advances/loans to the company to fund the company's operations if necessary.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

As of October 27th, 2021 the Company has $1,115,447.83 cash in the bank. The company's founder and CEO, Isaac Hayes III, intends to make advances/loans to the company to fund the company's operations if necessary.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, the funds from this campaign are necessary to the viability of the company. 99% of these funds will make up what the company will have as operating capital.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will be able to operate the company for approxiimately 3 months if we raise the minimum amount. Expenses are based on hosting fees and livestream operations.

How long will you be able to operate the company if you raise your maximum funding goal?

We expect to be able to operate the company for 18 months if we raise the maximum funding goal. This is based on our current monthly burn rate. Our expected operating expenses consist primarily of development services, hosting costs and third party services as part of our application, as well as advertising and marketing, professional fees and software to support our business.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

At this time, the Company has not contemplated any additional capital raises, however, the founder and CEO Isaac Hayes III has contemplated providing additional shareholder loans, lines of credit, or capital contributions to maintain the company.

Indebtedness

Related Party Transactions

- **Name of Entity:** ConsultR
  Names of 20% owners: Ramiro Canovas
  Relationship to Company: Director
  Nature / amount of interest in the transaction: The Company's CTO is the owner of their primary vendor ConsultR. ConsultR is also a Class B shareholder of The Company's. ConsultR provides programming services in relation to the company's app. For the years ended December 31, 2020 and 2019 the company paid ConsultR fees associated with the development and programing of their app in the amounts of $48,441 and $0, respectively.
  Material Terms: These amounts are included in the research and development expenses on the income statement. As of December 31, 2020, accounts payable included $38,963 related to invoices payable to ConsultR.

- **Name of Entity:** Isaac Hayes III
  Relationship to Company: Director, Officer, and CEO
  Nature / amount of interest in the transaction: During 2020, the Fanbase CEO advanced The Company working capital totaling $50,000. This amount is reported as a Due to Related Parties on the balance sheet as of December 31, 2020.
  Material Terms: This amount is being repaid to the CEO through periodic payments during 2021.

Valuation

Pre-Money Valuation: $50,000,000.00

Valuation Details:

The company determined its valuation based on an analysis of multiple factors. First, the company completed a review of similarly situated companies that previously raised money during seed rounds. For example, one competitor in the marketplace - Clubhouse - which raised $12 Million at a $100M valuation in May of 2020. According to CNBC, the app had 1,500 users at the time of funding. When comparing our new valuation per user at the time of raise, our valuation of $50M and over 125,000 users is substantially lower than what Clubhouse had at the time of their respective raises. In addition, the Company analyzed the value of its product, the application and technology of the business, and the users currently using the app to make its determination.

The company set its valuation internally, without a formal third-party independent valuation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The company does not have any outstanding convertible securities currently.

Use of Proceeds

If we raise the Target Offering Amount of $9,996.21 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  96.5%
  The money will be used to continue the monthly cost of operations for the platform. Server costs, streaming partner fees, and accounting.

If we raise the over allotment amount of $2,599,996.14, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  50.0%
  This capital will be used to market and promote the app to onboard users and influencers. Also to create static images and video content for ads and promotion.

- *Company Employment*
  15.0%
  These funds will be used to hire two Customer Service employees for emails, content monitoring and reviews, a fulltime Marketing Director/Strategist and head of music, brand and influencer partnerships.

- *Research & Development*
  25.0%
  Continual development of the platform with a 4 person team for stability, innovation and adding new functionality.

- *Operations*
  6.5%
  These funds will be used for hosting services, 3rd party services, legal and accounting fees.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at fanbase.app

(fanbase.app/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/fanbase-cf-2

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Fanbase Social Media, Inc.

[See attached]

FANBASE SOCIAL MEDIA, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

Fanbase Social Media, Inc.
Index to Financial Statements
(unaudited)

To the Board of Directors of
Fanbase Social Media, Inc.
Atlanta, Georgia

Opinion

We have audited the financial statements of Fanbase Social Media, Inc., which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Fanbase Social Media, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Fanbase Social Media, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Fanbase Social Media, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2020.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Fanbase Social Media, Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Fanbase Social Media, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

April 15, 2021
Los Angeles, CA 90034

FANBASE SOCIAL MEDIA, INC.

BALANCE SHEET

	December 31, 2020	December 31, 2019
ASSETS		
Current assets:		
Cash	$ 696,650	$ 8,238
Total assets	$ 696,650	$ 8,238
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 99,902	$ -
Due to related parties	51,466	-
Total liabilities	151,368	-
Stockholders' equity:		
Preferred stock, $0.01 par value, 25,000,000 shares designated, no shares issued or outstanding	-	-
Class A voting common stock, $0.01 par value, 42,500,000 shares designated, 4,750,000 shares issued and outstanding as of both December 31, 2020 and 2019	47,500	47,500
Class B non-voting common stock, $0.01 par value, 7,500,000 shares designated, 1,604,767 and 250,000 shares issued and outstanding as of December 31, 2020 and 2019	16,048	2,500
Additional paid-in capital	738,087	(4,105)
Subscription receivable	(45,648)	-
Accumulated deficit	(210,705)	(37,657)
Total stockholders' equity	545,282	8,238
Total liabilities and stockholders' equity	$ 696,650	$ 8,238

See accompanying notes, which are an integral part of these financial statements.

FANBASE SOCIAL MEDIA, INC.

STATEMENT OF OPERATIONS

	Year Ended December 31,	
	2020	**2019**
Revenue	$ 13,777	$ 12,616
Cost of revenue	14,022	7,300
Gross profit (loss)	(245)	5,316
Operating expenses:		
Research and development	87,403	41,722
Sales and marketing	5,500	-
General and administrative	79,900	1,250
Total operating expenses	172,803	42,973
Loss from operations	(173,048)	(37,657)
Provision for income taxes	-	-
Net loss	$ (173,048)	$ (37,657)
Weighted average common shares outstanding - basic and diluted	5,103,927	1,171,918
Net loss per common share - basic and diluted	$ (0.03)	$ (0.03)

See accompanying notes, which are an integral part of these financial statements.

FANBASE SOCIAL MEDIA, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Membership	Preferred Stock		Common Stock				Additional	Subscription	Accumulated	Total
				Class A Voting		Class B Non-Voting		Paid-in			Stockholders'
	Interests	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Equity
Balances at December 31, 2018	$ 35,895	-	$ -	-	$ -	-	$ -	$ -	$ -	$ -	$ 35,895
Conversion from LLC to C corporation	(35,895)	-	-	4,750,000	47,500	-	-	(11,605)	-	-	-
Issuance of common stock	-	-	-	-	-	250,000	2,500	7,500	-	-	10,000
Net loss	-	-	-	-	-	-	-	-	-	(37,657)	(37,657)
Balances at December 31, 2019	-	-	-	4,750,000	47,500	250,000	2,500	(4,105)	-	(37,657)	8,238
Issuance of common stock pursuant to Regulation CF			-	-	-	1,354,767	13,548	1,115,914	(45,648)	-	1,083,813
StartEngine issuance costs			-	-	-	-	-	(373,721)	-	-	(373,721)
Net loss			-	-	-	-	-	-	-	(173,048)	(173,048)
Balances at December 31, 2020	-	-	-	4,750,000	$ 47,500	1,604,767	$ 16,048	$ 738,087	$ (45,648)	$ (210,705)	$ 545,282

See accompanying notes, which are an integral part of these financial statements.

FANBASE SOCIAL MEDIA, INC.

STATEMENT OF CASH FLOWS

	Year Ended December 31,	
	2020	**2019**
Cash flows from operating activities:		
Net loss	$ (173,048)	$ (37,657)
Changes in operating assets and liabilities:		
Accounts payable	99,902	-
Net cash used in operating activities	(73,146)	(37,657)
Cash flows from financing activities:		
Related party advances	51,466	35,895
Proceeds from issuance of common stock, net of issuance costs	710,092	10,000
Net cash provided by financing activities	761,558	45,895
Net change in cash and cash equivalents	688,412	8,238
Cash at beginning of year	8,238	-
Cash at end of year	$ 696,650	$ 8,238
Supplemental disclosure of non-cash financing activities		
Common stock issued as equity issuance costs	$ 21,251	$ -

See accompanying notes, which are an integral part of these financial statements.

1. NATURE OF OPERATIONS

Fanbase Social Media LLC was a limited liability company organized under the laws of Delaware on April 1, 2018. On September 30, 2019, the Company converted to a Delaware corporation under the name Fanbase Social Media, Inc. (the "Company"). The Company is a social network application that users can follow other users for free or subscribe to the same user for exclusive photos, video, live and longform content. It provides day one monetization for any user from the start allowing them to be themselves and not just create content to establish a large enough following to get paid from promoting other products and brands. The Company is headquartered in Atlanta, Georgia.

Fanbase is a subscription-based photo, video, live streaming, and long-form content social network that allows users to follow other users for FREE and also subscribe to the same user for a monthly fee to exclusive content they create. The platform monetizes photo, video, Livestream, and long-form content in a social network environment and anyone can be a creator on Fanbase. Subscriptions are bought in packs of 1, 3, or 5 for a monthly recuring subscription fee. Fanbase also provides the ability to like and love content. Likes are free engagement but when you "Love" a post you tip the content creator half a penny. Users also buy "Love" in packs of 100, 500, or 1000 for specific fees to use for loving photos, unlocking exclusive posts one at a time or gifting livestream engagement. Fanbase was created for the next generation. We believe there is no amount of innovation current platforms can do to attract the youth. The younger generation want their own platforms and there will always be a new market for them cause honestly kids don't want to be on the same apps as their parents. Fanbase is the foreseeable future of social media.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31. The accompanying financial statements include the results of operations since the Company's inception in April 2018. The Company had limited operations in 2018.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2020 and 2019, all of the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.
- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020 and 2019. The carrying values of the Company's assets and liabilities approximate their fair values.

Equity

In October, 2020, the Company effected a 5-for-1 forward stock split of its authorized, issued and outstanding common shares (see Note 3). Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect these stock splits.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company generates revenue by earning a percentage of purchases from users within the Apple app store. Revenue is earned at a point in time as users purchase via the app store.

Cost of Revenue

Cost of revenue represents direct payouts to recipients who have earned the monies from other application users.

Research and Development Costs

Costs incurred in the research and development of the Company's application software are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax

positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. There were no potentially dilutive items outstanding as of December 31, 2020.

Recently Adopted Accounting Pronouncements

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. As the Company is a startup with little to no revenues, and market adoption of the software is limited, it was decided to conservatively account for any software implementation cost as expense as incurred.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

3. RELATED PARTY TRANSACTIONS

The Company's CTO is the owner of their primary vendor ConsultR. ConsultR is also a Class B shareholder of The Company's. ConsultR provides programming services in relation to the company's app. For the years ended December 31, 2020 and 2019 the company paid ConsultR fees associated with the development and programing of their app in the amounts of $48,441 and $0, respectively. These amounts are included in the research and development expenses on the income statement. As of December 31, 2020, accounts payable included $38,963 related to invoices payable to ConsultR.

During 2020, the Fanbase CEO advanced The Company working capital totaling $50,000. This amount is reported as a Due to Related Parties on the balance sheet as of December 31, 2020. This amount is being repaid to the CEO through periodic payments during 2021.

4. STOCKHOLDERS' EQUITY

The Company was initially a single member limited liability company who held 100% of the outstanding membership interests. During 2018, the member provided $35,895 in capital contributions.

Upon conversion to a corporation on September 30, 2019, all membership interests were converted to 950,000 Class A voting common shares and $26,395 in additional paid-in capital. The Company's certificate of incorporation authorized the Company to issue a total of 15,000,000 shares of capital stock, par value $0.01, including 5,000,000 shares designated as preferred stock, 8,500,000 shares designated as Class A voting common stock and 1,500,000 shares designated as Class B non-voting common stock.

In December 2019, the Company issued 50,000 shares of Class B common stock for gross proceeds of $10,000.

In October, 2020, the Company effected a 5-for-1 forward stock split of its authorized, issued and outstanding common shares. As of December 31, 2020, the Company's certificate of incorporation, as amended by the stock split, authorized the Company to issue a total of 75,000,000 shares of capital stock, par value $0.01, including 25,000,000 shares designated as preferred stock, 42,500,000 shares designated as Class A voting common stock and 7,500,000 shares designated as Class B non-voting common stock.

In 2020, the Company issued 1,354,767 shares of Class B non-voting common stock for gross proceeds of $1,062,562 pursuant to a Regulation CF offering. The Company incurred $373,721 in issuance costs related to the raise.

As of both December 31, 2020 and 2019, there were 4,750,000 shares of Class A voting common stock. As of December 31, 2020 and 2019, there were 1,604,767 and 250,000 shares of Class B non-voting common stock, respectively.

Each holder of the Class A Voting Common Stock shall be entitled to one vote for each share of Class A Voting Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided that holders of Class A Voting Common Stock shall not be entitled to vote on any amendment to the certificate of that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the certificate of incorporation.

The holders of Class B Non-Voting Common Stock shall have no voting power and shall not be entitled to vote on any matter except as otherwise required by law or as otherwise expressly provided for in the certificate of incorporation. Except as otherwise provided herein, Class B Non-Voting Common Stock shall in all other respects carry the same rights and privileges as Class A Voting Common Stock (including in respect of dividends and in respect of distributions upon any dissolution, liquidation or winding up of the Corporation). The affirmative vote of a majority of the outstanding shares of Class B Non-Voting Common Stock, voting separately as a class, shall be required to amend, alter or repeal any provision of the certificate of incorporation that significantly and adversely affects the powers, preferences or rights of the Class B Non-Voting Common Stock contained herein.

The Board of Directors of the Corporation (the "Board") is hereby expressly authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

5. INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. As of December 31, 2020 and 2019, the Company had had net deferred tax assets before valuation allowance of $44,543 and $9,693, respectively, which were all attributable to net operating loss carryforwards.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the period ended December 31, 2020 and 2019 and no history of generating taxable income. Therefore, a valuation allowances of 44,543 and $9,693 was recorded as of December 31, 2020 and 2019, respectively.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2020, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $210,705.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2020 and 2019 tax years remain open to examination.

6. SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 15, 2021, the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

startengine

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Fanbase CF 2

Monetized Social Media



FANBASE
Monetized Social Media
Your Revenue
$1,910.00
Download on the App Store
GET IT ON Google Play

Website | Atlanta, GA | SOCIAL MEDIA

Fanbase is a free and monetized social network that allows anyone to make money off their content via subscription and virtual currency we call "Love". Fanbase has photo, video, audio chat, live, stories and long form content.

$0.00 raised

$3,421,157 previously crowdfunded

0 Investors	$50M Valuation
$8.61 Price per Share	$249.69 Min. Investment
Common Shares Offered	Equity Offering Type
$2.6M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- 1000% User Growth in the past year without any marketing spend.
- Average engagement time for 2021 is 1 hour 25 minutes a day.
- Profit increase of over 999% in 2021 compared to 2020.

Pioneering Monetized Social Media

Fanbase is a new frontier of social media, placing monetization capability at the forefront to the benefit of all users. By allowing any user to make money from their social content, they have the opportunity to create consistent monthly revenue via their audience and increase authentic user engagement among their most interested followers. Fanbase users can post photos, videos, create audio rooms, and natively broadcast live content to the platform to connect with audiences in a multitude of ways.



FANBASE
Is Monetizing Social Content.
Your Revenue
$1,910.00

THE PROBLEM

We believe users on other platforms are having their content suppressed, shadowbanned, and deserve to earn revenue

There are millions of users and community-builders across all of the most popular social media platforms who have gathered large followings but have been unable to adequately monetize their success.


FANBASE
Platforms Are Getting Rich Off The Creativity Of Users. They Run Ads, Make Billions
And Give Users Nothing.
*Facebook ad revenue in 2020 was $84 Billion

More and more users on these platforms are increasingly frustrated. We have entered a true crisis in which the platforms are getting rich off of the creativity of the users, but own a monopoly on the advertising and revenue stemming from the entire user base.

Although other platforms are attempting to address these issues, they do not provide the organic ability to grow their following on the platform, leaving users without a current major following on other platforms in the dark. Some current platforms that monetize lean toward mainly adult content, which does not instill confidence in the plethora of creator types out there looking to monetize. Also making them non-brand safe.

The issue of suppression of content on other platforms is well documented


FANBASE
Does TikTok Have A Race Problem?
On TikTok, Black creators' dance strike calls out creative exploitation
12:40
TikTok
YouTube

We believe creators contribute so much to social media platforms only to have their pages deactivated, their content throttled down and their visibility diminished. All while not directly compensating them for their contributions to the platform.

THE SOLUTION

Combining full content monetization and the scalability of a social network with no content suppression

Fanbase bridges the gap between traditional social platforms with the monetization aspects of other subscription-based applications by giving users the opportunity to do both natively in our application. Users can grow their organic followings and find their audience while also offering subscriber paid content for those who want exclusive access.


The
FANBASE
Difference
No Content Suppression
Access To All Your Followers
Full Content Monetization

Post-COVID, we've seen a rise in the normalization of paying for content in a variety of ways.

THE MARKET

Subscription based services continue to grow

Over 50% of in-app purchases in 2020 were recurring. On Fanbase, creating a subscriber relationship directly with other users creates the opportunity to tap into multiple verticals of the subscriber economy on one platform. (source)


FANBASE
54% Of In-App Purchases In 2020 Were Recurring.
In-App Purchases

(source)

Much like we have seen with the rise of TikTok, new social platforms are powered by younger-skewing audiences, and we believe the same will be true for our platform, which will not only appeal to the already-successful young creators on other platforms, but to their audience and to the next generation. (source)

How Gen Z and Black content creators drive social media culture


FANBASE
Gen Z Is The Future Of Social Media
60% Of TikTok Users Are Gen Z.
TikTok
*Source - TikTok Statistics | Wallaroo

60% of TikTok users are Gen Zers. Gen Zers are trendsetters. Next year, 74 million people in the U.S. will be part of "Gen Z", which will make it the largest generation of all. (source)



FANBASE
We Believe Black Culture Drives Social Media Growth, And Others Agree.
jason@calacanis.com
@Jason
In 2021 VCs would run to back a black-lead Tiktok killer
Just get 20 notable Tiktok creators to form a group, create a landing page, and watch! Do it!
5:35 PM · Jun 25, 2021 · Twitter for iPhone

A survey of US social media users by Pew Research shows that:

- On Instagram, the highest number of users are African Americans at 26% topping White and Hispanic users.
- 26% of people who identify as Black use Twitter.
- Black creators and users on YouTube were polled at 76% running a close second behind Hispanic users at 78%.
- 70% of Black respondents use Facebook.

We are leading the conversation of creator equity in social media

In July of 2021 we held our first creator conference in Atlanta, Ga., granting vested equity stock options to 23 creators who have made significant contributions to the growth and virality of other social media platforms. (source)



THE FUTURE OF
FANBASE
The change starts Today

OUR TRACTION

Tremendous user and revenue growth in 2021


FANBASE
User Growth Over
1000%
In 2021

We saw **1000% User Growth in 2021** without any marketing spend.


FANBASE
Profit Growth Over
999%
In 2021

**The above profit growth is in comparison to our profit in 2020, please review our audited financials in our offering materials for more details on the prior two fiscal years financials.*

In 2021 we're continuing to refine our product and technology. Although we have done no marketing to gain users yet, we've already seen average Month-over-Month growth of 40% and engagement times for 1 and a half hours this year.

- Average engagement time for 2021 - 1 hour 25 minutes
- More than 1 Million pieces of content in 2021
- More than 35 Million views inside the app
- Launched to 177 countries in October 2021 with a projected growth of 100-150% MoM for 2022

Our Dev Accomplishments in 2021 included:

- Launched Android Version
- Launched the first ever Monetized Audio Chat room: Direct Voice
- Launched a migration tool allowing users to migrate content automatically from Instagram and Tik Tok
- New vertical expected to launch before EOY: Our first short-form video editor, Flickz
- Two new verticals being re-developed bringing revenue capabilities: Direct Messaging and Stories

WHAT WE DO

Monetizing multimedia content for users in a social network environment

We give users a broad range of tools and functionality for creating different types of content like you would on other platforms, but also allow them the ability to monetize those verticles giving users the choice between a free and subscription model all in one place.


FANBASE
How To Use Fanbase
Follow
Follow any user for FREE.
Subscribe
Subscribe to any user for $3.99.
Unlock
Unlock a single post.
Create
Create and gain subscribers.
Earn
Earn money.
Your Revenue
$1,910.00

Fanbase also has the ability to like and love content — 'like' being free engagement and 'love' representing a tip of a half of a penny to the user. Users can buy packs of Love in our subscription store.


FANBASE
On top of all that... we make moving to Fanbase easy!
Easily copy all of your instagram photos and videos including your captions and profile information over to Fanbase in a few easy steps.
Let's create Together
Move to Fanbase
What do you want to move?
Profile
Content
Continue

THE BUSINESS MODEL

20% of all in-app purchases

Fanbase takes a 20% portion of all in-app purchases from users, including user purchases of 'Love' packs or subscriptions to their favorite creators.


FANBASE
Fanbase Keeps 20% Of All Revenue.
Income comes from in app purchases from the Apple / Google Play Stores

We payout all earned revenue to users at the end of every month.

HOW WE ARE DIFFERENT

Social media, content, and gamification all in one

Our competition ranges from traditional social networks, which we believe fail to adequately monetize their user's audiences on their own behalf, or subscription-based services like Patreon, which help users monetize audiences from other platforms, but we believe fail to provide adequate creator tools and native functionality.


FANBASE
Monetize Your Content and Following.
Users keep track of their money in real time.
Follow income growth and track progress on the revenue dashboard.
Current Revenue, All-Time Statistics, Engagement and more.
Your Revenue
$1,910.00
$910.00
$1000.00
All Time Statistics
$60,306.41
20,306.41
40,000.00
Last 4 month Revenue

We are a native app with real-time engagement and all of the network effects in one place. It's the one-stop-shop for users looking to find their own unique audience while building a community and drawing in monthly revenue. Because of this, we are also able to send notifications to keep users engaged, unlike our other competitors who have a web app.

Other subscription-based services allow users to live broadcast in real-time, however, their content skews mainly toward adult content and we are a place for creators of all types.

FANBASE

Fanbase Compared To Similar Products In The Marketplace.

	FANBASE	Instagram	OnlyFans	clubhouse
Has Full Content Monetization	✓	✗	✓	✗
Has Audio Chat Rooms	✓	✗	✗	✓
Has Live Video Broadcasting	✓	✓	✓	✗
Is An Actual Social Network	✓	✓	✗	✓
Is A Full Native App Experience	✓	✓	✗	✓

THE VISION

Merging content and conversation in one place

Currently content, conversation and monetization are all siloed off into separate containers, but Fanbase is changing that.

Fanbase is the singular place for a user to log on, create, talk to, watch and subscribe to their favorite users, and likewise be the ultimate channel for them to put out content, engage with their community and take in steady revenue.

OUR LEADERSHIP

A diverse range of experiences coming together to change the social landscape

We come from the worlds of tech, design, marketing, music, sports and entertainment and have an intimate understanding of the ways in which the social ecosystem operates, which is why we were able to ideate on Fanbase and execute a solution capable of changing the lives of all users around the world.

Members of our team have demonstrated success leading large teams and projects from inception to launch. We've worked in Tech, Music, TV, Film, Athletics, Social Media and bring all of these relationships and experiences to this new venture.


FANBASE
Meet Our Team
Isaac Hayes III
Founder / CEO
Ramiro Canovas
Chief Technology Officer
Federico Cardinali
Dev Leader
Santiago Nogues
UX/UI / Creative Director
Sheraun Britton-Parris
Senior Marketing Advisor
Julian Bravo
Resource Coordinator
Drè Davis
Director Creator / Artist Relations
Bill Campbell
Music / Growth Development Advisor
GW Wright
Director Sports / Athletics
Suma Thumma
Data / Insights Manager
Arun Valliappan
Data / Insights Manager

WHY INVEST

Users should have equity in the social apps they use

The users are what give a social media platform their value. Without users the platform has no value. This is why we believe that users should have the opportunity to invest in the very platforms they will make billion dollar companies.


FANBASE
Users Make Social Networks Worth Billions.
You Should Own Part Them.
TikTok Valuation 2021
$425 Billion
Facebook Valuation 2021
$900 Billion
Instagram Valuation 2021
$200 Billion

Fanbase is also leading the conversation in user equity by offering the opportunity for anyone to own shares in the very platform they use. Be the biggest spokesperson for a social media platform that lets you monetize on the front end and have equity on the backend.


FANBASE
Own Your Social.
Your Revenue
$1,910.00
App Store
Google Play

In the Press

VARIETY | Los Angeles Times | The New York Times | Forbes | .Mic

SHOW MORE

Meet Our Team


FINANCIAL

Isaac Hayes III

Chief Executive Officer

Isaac Hayes III is the Founder and Chief Executive Officer of Fanbase. Fanbase is a subscription-based social media platform that helps any user monetize the content they create.

He is a veteran songwriter-producer from Atlanta, Ga., As well as President and C.E.O of Isaac Hayes Enterprises, his late father Isaac Hayes' estate. His broad catalog of writing, producing, and licensing music for TV and film, his extensive experience in social media marketing, and his passion for African American entrepreneurship led him to develop Fanbase.

As CEO of Fanbase, Isaac is the driving force behind the platform's development and future path. In addition to his role as CEO, Isaac also runs two other businesses. His primary role is with Fanbase. Please refer to the offering materials for further details.



Ramiro Canovas

Chief Technology Officer

Ramiro Canovas is a seasoned tech professional with over a decade of experience. He worked in Dell EMC, a top storage company as the Senior Regional Software Specialist and as a partner in MTM Agency, a Georgia-based marketing, and advertising agency, prior to starting his own development agency, ConsultR.

ConsultR empowers organizations to reinvent themselves through creativity, technology, and innovation. His company has helped businesses like Taco Bell, FITTS, Heineken, and Pet Releaf to reach their customers through artfully crafted experiences.

In his role as Chief Technology Officer at Fanbase, he handles all the technology layers of the platform from development to integrations to data analytics. He is a former professional soccer player and avid fan.



Federico Cardinali

Dev Leader

Federico is our full-stack guru that manages our API and iOS teams. He has more than 12 years of experience in native developments and works closely with our CTO to architecture the platform and plan technical roadmaps. He loves funko pops and, of course, Star Wars. He is currently part-time in Fanbase working approximately 30 hours a week and spending the rest of the time with ConsultR (part-time)



Santiago Nogues

Creative Director

Santiago is our Creative Jedi that makes sure that our creatives lobes are always working. He has worked with brands such as Samsung, Toshiba, Jaguar among many others. A musician by heart that never stops surprising with his ideas and creative direction for Fanbase. He is currently part-time in Fanbase working approximately 25 hours a week and spending the rest of the time with ConsultR (part-time)



Sheraun Britton-Parris

Senior Marketing Advisor

Sheraun is a global executive with more than 20 years of corporate marketing experience within the aviation, beauty, consumer packaged goods, financial services, and travel loyalty industries - conceiving, creating, and launching growth strategies and building high-performing teams.



Dre Davis

Director / Creator Artist Relations

Dre Davis is responsible for architecting the celebrity and influencer creator culture on Fanbase and brings over 20 years of music industry experience and talent management to the position. Dre's new duties and responsibilities will include further expanding Fanbase's footprint as the premier creator platform for monetized content.



Julian Bravo

Coordinator

Julian comes from a very extensive agency background having worked with clients such as American Express, Loreal & Telefonica. He is the team guru that puts all the resources together for the machine to work seamlessly and on time. An innate people person that never fails. He is currently part-time in Fanbase working approximately 25 hours a week and spending the rest of the time with ConsultR (part-time)



Bill Campbell

Music, Growth, and Flickz Development Advisor

Bill Campbell is a Senior Executive with 30+ years of global expertise in Business Development, Operations, Strategic Planning, Business & Legal Affairs, and General Management.

He has in-depth industry experience in music, media, social, and entertainment markets. He previously served as advisor to TikTok and ByteDance helping scale and develop those companies.



GW Wright

Director Sports / Athletics

As a sports marketing insider, GW Wright is connected from C-suite boardrooms to locker rooms all across the nation. GW's main focus is building relationships with sports talent/teams/associations and brands to help foster meaningful partnerships that benefit all parties.



Suma Thumma

Data / Insights Manager

Suma has 13+ years of experience working in IT as a Business Intelligence Engineering Lead / Sr. Data Warehouse Developer.

Experience working with different cloud technologies. Extensive experience conducting data analysis and data modeling and building dashboards.



Arun Valliappan

Data / Insights Manager

Arun Valliappan is a technology executive and Entrepreneur with over 20 years of leadership and data architecture experience in transforming data and technology into revenue and efficiency gains. He has proven experience in setting direction and consulting companies to implement their Business Intelligence solutions and Reporting strategy.

Known for delivery of actionable insights to key leadership and institutionalizing a data driven analysis and decision-making culture.

Broad range of experience solving business problems for industry leaders in internet,retail,media and energy.

Specializing in Business Intelligence and Data Warehousing strategy, planning, technical architecture, infrastructure & operations, analysis & design, development & testing .

Offering Summary

Company :	Fanbase Social Media, Inc.
Corporate Address :	976 Jefferson St. NW Suite I, Atlanta, GA 30318
Offering Minimum :	$9,996.21
Offering Maximum :	$2,599,996.14
Minimum Investment Amount (per investor) :	$249.69

Terms

Offering Type	Equity
Security Name	Class B Non-Voting Common Stock
Minimum Number of Shares Offered	1,161
Maximum Number of Shares Offered	301,974
Price per Share	$8.61
Pre-Money Valuation	$50,000,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares.

Amount-Based Perks:

$500+ | Bronze Tier

Early Access to new Fanbase features on the platform.

$1,000+ | Silver Tier

Early access to new Fanbase features on the platform, and 10,000 loves to use on Fanbase.

$2,500+ | Gold Tier

Early access to new Fanbase features on the platform, 15,000 loves to use on Fanbase and a Fanbase T-Shirt.

$5,000+ | Platinum Tier

Early access to new Fanbase features on the platform, 20,000 loves to use on Fanbase, a Fanbase T-Shirt and an early investor gold verified profile badge.

$10,000+ | Diamond Tier

10% bonus shares, early access to new Fanbase features on the platform, 30,000 loves to use on Fanbase, a Fanbase T-Shirt, an early investor gold verified profile badge, and access to a private dinner for Diamond level investors with Founder and Executive Team. *Transportation and lodging not included.

**All perks occur when the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Fanbase Social Media, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $8.61 / share, you will receive 110 shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for $8.61. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

VO: Hello, I'm Isaac Hayes III, Founder, and CEO of Fanbase. Fanbase is a subscription-based social network that allows any user to monetize their content via subscription and virtual currency we call love.

VO: Founded in Atlanta, Georgia in June of this year, Fanbase closed its seed round of $3.5 million dollars raised on StartEngine and the second most raised on StartEngine with over seven hundred thousand dollars in 24 hours.

VO: Over the past year, Fanbase has seen consistent growth having over 40,000 active monthly users, and the average time that each user spent on the platform is between 35 and 55 minutes a day.

VO: So let's talk about some of Fanbase's features. Fanbase has photos, video, audio rooms like Clubhouse and Twitter Spaces (but monetized), long-form content up to one hour which we call Fanbase plus, stories, and coming soon flicks - our short form video editor.

VO: But enough of me talking here's a little bit about Fanbase.

VO: One thing's for sure now more than ever content creators deserve to get paid and guess what we're all content creators and now there's Fanbase the new subscription social network. Fanbase delivers the complete native app experience with full content monetization, no algorithms that slow your engagement or growth, and no ads.

VO: Follow anyone for free plus subscribe directly to your favorite creators and brands for $3.99 a month or make a Fanbase page and monetize your content the same way. Finally, connect with your following by posting the amazing content you already create and now get paid for it. It's time to energize and monetize because everyone's a fan of something and everyone has a Fanbase.

(MUSIC: WHAT IS LOVE)

VO: Want to show your favorite content creators some love? On Fanbase you can support your faves using love how by tapping on the love icon below on any post or during a live broadcast. But what is love exactly? Different from likes which are free loves are a paid way to truly support content creators. For each love you give content creators earn half a penny and they add up fast. You can buy packs of love and give them one at a time or give big love which is a hundred five hundred or a thousand loves in one action. The more love the better. Also loves grant you access to individual exclusive content normal exclusive posts which can be unlocked using a hundred loves or Fanbase plus exclusive content which can be accessed using 200 loves your love your choice start exploring Fanbase and support the creators of tomorrow today because everyone is a fan of something and everyone has a Fanbase.

VO: One of the things that is obvious is I'm a black founder and I understand the value that African American culture brings to social media in fact the majority of the content that goes viral and the trends that are created are done by young black kids and the youth is one of the

most important things in social media platforms. The subject of marginalization of people of color on platforms like TikTok has been in the news all year long and Fanbase wanted to make a difference so in July of this year fanbase created its first creator advisory board inviting 25 TikTok'ers to Atlanta for a two-day conference to talk about equity and ownership and also the value they bring to social media.

VO: Leaving that conference, 23 of the creators are now stock option equity holders in Fanbase. They bring the value to these platforms so who better than to own part of the platform than the creators that make them popular even serial angel investors and VCs agree that content ownership and equity and platforms is the way of the future as a matter of fact Jason Calacanis, a seed investor in uber said this "in 2021 VCs would run to back a black-led Tik-Tok killer just get 20 notable Tik-Tok creators to form a group create a landing page and watch do it."

VO: Ironically that's what Fanbase was already doing. The future of social media belongs to the youth and the content creators that make these platforms what they are thank you for your time and in closing I'd like to show you the future of Fanbase.

VO: You're the future and the now. You're the challenge creators. Great debaters algorithm breakers and thought curators of social media. You inspire, you influence, you entertain, you inform, but most important you create.

You've built other platforms from the ground up and now it's time for you to own what's yours. Where other apps ban, we believe in you. Where they suppress you, we salute you, and where they marginalize we monetize.

This is your time, your content, your fan base.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "FANBASE SOCIAL MEDIA, INC.", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF OCTOBER, A.D. 2020, AT 5:10 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

7635187 8100
SR# 20207935025

Authentication: 203917167
Date: 10-22-20

FANBASE SOCIAL MEDIA, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

Fanbase Social Media, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "DGCL"), hereby certifies as follows:

1. The name of this corporation is Fanbase Social Media, Inc. The corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on October 1, 2019, and a Certificate of Correction was filed with the Secretary of State of the State of Delaware on October 8, 2019, pursuant to Section 103 of the DGCL.

2. The Amended and Restated Certificate of Incorporation in the form of Exhibit A attached hereto has been duly adopted in accordance with the provisions of Sections 242, 245 and 228 of the DGCL.

3. The text of the Certificate of Incorporation as heretofore corrected is hereby amended and restated to read in its entirety as set forth in Exhibit A attached hereto.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been signed this October 5, 2020.

FANBASE SOCIAL MEDIA, INC.

By: /s/ Isaac Hayes III
Name: Isaac Hayes III
Title: President

DMS 18227128.3

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:10 PM 10/20/2020
FILED 05:10 PM 10/20/2020
SR 20207935025 - File Number 7635187

EXHIBIT A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF FANBASE SOCIAL MEDIA, INC.

1. The name of the corporation is Fanbase Social Media, Inc. (the "Corporation").

2. The address of the registered office of the Corporation in the State of Delaware is 850 New Burton Road, #201, in the City of Dover, County of Kent, Zip Code 19904. The name of the registered agent of the Corporation in the State of Delaware at such address is Cogency Global, Inc.

3. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "DGCL").

4. The total number of shares of all classes of stock that the Corporation shall have authority to issue is 75,000,000 shares of capital stock, divided into classes as follows:

CLASS	NUMBER OF SHARES	PAR VALUE
Class A Voting Common Stock	42,500,000	$0.01
Class B Non-Voting Common Stock	7,500,000	$0.01
Preferred Stock	25,000,000	$0.01

Each holder of the Class A Voting Common Stock shall be entitled to one vote for each share of Class A Voting Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that except as otherwise required by law, holders of Class A Voting Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate Incorporation (including any amendment to designate the terms of any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any amendment to designate the terms of any series of Preferred Stock) or pursuant to the DGCL.

The holders of Class B Non-Voting Common Stock shall have no voting power and shall not be entitled to vote on any matter except as otherwise required by law or as otherwise expressly provided for in this Certificate of Incorporation. Except as otherwise provided herein, Class B Non-Voting Common Stock shall in all other respects carry the same rights and privileges as Class A Voting Common Stock (including in respect of dividends and in respect of distributions upon

any dissolution, liquidation or winding up of the Corporation). Notwithstanding the foregoing, and in addition to any other vote required by law, the affirmative vote of a majority of the outstanding shares of Class B Non-Voting Common Stock, voting separately as a class, shall be required to amend, alter or repeal (including by merger, consolidation or otherwise) any provision of this Certificate of Incorporation that significantly and adversely affects the powers, preferences or rights of the Class B Non-Voting Common Stock contained herein.

5. The Board of Directors of the Corporation (the "Board") is hereby expressly authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

6. Unless and except to the extent that the bylaws of the Corporation (the "Bylaws") shall so require, the election of directors of the Corporation need not be by written ballot.

7. Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under § 291 of Title 8 of the DGCL or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under § 279 of Title 8 of the DGCL order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

8. In furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to adopt, amend or repeal the Bylaws or adopt new Bylaws without any action on the part of the stockholders; provided that any Bylaw adopted or amended by the Board, and any powers thereby conferred, may be amended, altered or repealed by the stockholders.

9. The Corporation shall have the right, subject to any express provisions or restrictions contained in this Certificate of Incorporation or the Bylaws, from time to time, to amend, alter or repeal any provision of the Certificate of Incorporation in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a director or

stockholder of the Corporation by the Certificate of Incorporation or any amendment thereof are conferred subject to such right.

10. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the Bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

11. To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. No amendment to, modification of, or repeal of this Eleventh Article shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

12. The Corporation shall indemnify, advance expenses and hold harmless, to the extent permitted by the DGCL as it presently exists or may hereafter be amended from time to time, any person (a "Covered Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding") by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board. Any amendment, repeal or modification of this Twelfth Article shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.